UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PLH PRODUCTS, INC.
(Exact name of registrant as specified in its charter)

California	2400	95-4386777
(State or other	(Primary Standard	(I.R.S. Employer
jurisdiction of	Industrial	Identification Number)
incorporation or organization)	Classification Code
Number)

PLH Products, Inc.
6655 Knott Avenue
Buena Park, California 90620
Telephone: (714) 739-6622
(Address and telephone number of principal executive offices)

PLH Products, Inc.
6655 Knott Avenue
Buena Park, California 90620
Telephone: (714) 739-6622
(Name, address and telephone number of agent for service)

Copies of all Correspondence to:
Frederick M. Mintz, Esq.
MINTZ & FRAADE, P.C.
Counselors at Law
488 Madison Avenue
New York, New York 10022
Telephone: (212) 486-2500
Facsimile: (212) 486-0701

Approximate date of commencement of proposed sale to the public by us: From time to time after the effective date of this Registration Statement as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities		Proposed	Proposed	Amount of
to be registered	Amount of shares to	offering price	aggregate	registration fee
	be registered	per Share[1]	offering
Common Stock, $0.0001 par value per Share	5,000,000	$6.00	$30,000,000	$3,486

Total				$3,486

1 Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933. This registration statement shall also cover any additional shares of common stock which become issuable by reason of any stock split, stock dividend, anti-dilution provisions or similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock of the registrant.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON DATES AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED April 17, 2015

PLH Products, Inc.
5,000,000 Shares Common Stock, at $6.00 Per Share

This Prospectus relates to the sale of up to an aggregate of 5,000,000 shares of our common stock, par value $0.0001 per share (“Common Stock”). There is no minimum amount of shares we must sell and no money raised from the sale of our stock will be placed in escrow, trust or any other similar arrangement. Our securities are more fully described in the section of this Prospectus titled "Description of Securities" on Page 23.

There is currently no public market for our Common Stock.

Our Common Stock will be sold by either our officers and directors or by an underwriter engaged by us. At this time, we have not entered into any agreement nor have we had any discussions with any underwriters. See "Plan of Distribution" on Page 22 of this Prospectus.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE OUR SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING AT PAGE 7.

	Per Share	Total
Initial public offering price	$6.00	$30,000,000
Underwriting Commissions		$2,400,000[1]
Net Proceeds to the Company before expenses		$27,600,000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE

________________________________
1 As indicated above, we have not entered into any agreement nor have we had any discussions with any underwriters. To the extent that our Common Stock is sold by an underwriter, we anticipate that the underwriter shall receive a commission of up to 6% and non accountable expense allowance of up to 2% and warrants to purchase shares. To the extent that our Common Stock is not sold by an underwriter, or we enter into an agreement pursuant to which the underwriter agrees to a commission of less than 6% and non accountable expense allowance of less than 2%, the proceeds which are not used for Underwriters Commission and Fees shall be allocated as working capital. To the extent that we enter into an agreement pursuant to which the underwriter requires a commission of more than 6% and non accountable expense allowance of more than 2%, the additional proceeds which shall be allocated to Underwriters Commission and Fees shall be deducted from working capital.

SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information contained in this Prospectus is not complete and is subject to change. This prospectus is included in the registration statement that was filed by us with the Securities and Exchange Commission. This Prospectus is not an offer to sell these securities, nor is it a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this Prospectus is , 2015.

Statements in this Prospectus discuss future expectations and plans, which are considered forward-looking statements as defined by Section 27(a) of the Securities Act of 1933 and Section 21(e) of the Securities Exchange Act of 1934, as amended. Sentences which incorporate words such as “believes,” “intends,” “expects,” “predicts,” “may,” “will,” “should,” “contemplates,” “anticipates,” or similar statements are based upon our beliefs and expectations using the most current information available to us. In view of the fact that our discussions in this Prospectus are based upon our estimates and beliefs concerning circumstances and events which have not yet occurred, the anticipated results are subject to changes and variations as future operations and events actually occur and could differ materially from those discussed in the forward-looking statements. Moreover, although we reasonably expect, to the best of our knowledge and belief, that the results to be achieved by us will be as set forth in the following discussion, the following discussion is not a guarantee and there can be no assurance that any of the potential results which are described will occur. Furthermore, there will usually be differences between the forecasted and actual results because events and circumstances frequently do not occur as expected, and the differences may be material. These forward-looking statements involve a number of risks and uncertainties, including, but not limited to competition. Therefore all investors should consult their respective counsel and advisors with respect to an understanding of our Company and its products.

PLH PRODUCTS, INC.

You should rely only upon the information contained in this Prospectus. We have not authorized anyone to provide you with information that is different from that set forth in this Prospectus. The information in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of our Common Stock.

PART I

PROSPECTUS SUMMARY

This section of the offering is intended as a summary only. Each prospective investor should read the offering in its entirety for a more detailed description of the transaction. The following summary is qualified in its entirety by reference to the full text of the offering.

OUR BUSINESS

PLH Products, Inc. (“we”, “us”, “our”, or the “Company”) was incorporated pursuant to the laws of the State of California on September 2, 1992.

We are an infrared home sauna design, engineering, manufacturing and development company focusing upon premium sauna cabins. We design, develop and sell infrared home saunas. Our saunas are made with the highest quality Western Red Cedar wood and come equipped with several features including, but not limited to, LED color lights, floor heaters and back heaters.

In addition to infrared home saunas, we design, develop and sell wellness thermal therapy units. Our Lower Body Thermal Therapy unit is designed for the back and lower extremities. Our Foot Warmer is designed for feet. Our Knee Comforter is designed for knees, legs and feet.

We intend to increase the sales of our small wellness thermal therapy units by establishing Digital Health Center, a franchise in China, which will be a health maintenance facility for middle-aged people and senior citizens and will be equipped with exercise equipment, infrared saunas and equipment which measures weight, height, blood pressure, pulse and blood sugar levels. Members and non-members may purchase equipment used in the Digital Health Center including, but not limited to, our wellness thermal therapy units for their personal use.

We import and export lumber including, but not limited to, British Columbia’s Western Red Cedar (“WRC”), Hemlock and Spruce Pine Fir.

In addition, we produce sauna accessories and various other products including, but not limited to, chairs, tables, and shelving which can be used as garden furniture or indoor furniture.

We are constantly researching and developing new models and products in order to fulfill changing market demands. We currently own several patents and are in the process of applying for other patents throughout the world. In addition, we own numerous trademarks in China, Europe, Korea and the United States. See “DESCRIPTION OF BUSINESS” on page 24 for a more detailed explanation.

THE OFFERING

Securities Being Registered	We are registering 5,000,000 shares of common stock to be issued to purchasers pursuant to the offering. The aggregate amount of shares we are registering shall be 15.58% of the total issued and outstanding shares of our common stock including the issuance of such stock.

Offering Price	$6.00 per share

Plan of Distribution	We are registering 5,000,000 shares of common stock which shall be sold by either our officers and directors or by an underwriter engaged by us. At this time, we have not entered into any agreement nor have we had any discussions with any underwriters.

Use of Proceeds	We estimate that our net proceeds from the offering of 5,000,000 shares of common stock will be approximately $27,000,000, after deducting our estimated offering expenses. We intend to use the proceeds of this offering for our Digital Health Center in China, research and development of new products, new facilities, debt repayment, expansion of our lumber business, legal fees, and other working capital. See “Use of Proceeds.”

Securities Outstanding	We are authorized to issue up to an aggregate of five hundred million (500,000,000) shares of Common Stock and an aggregate of twenty million (20,000,000) shares of preferred stock. As of the date of this Registration Statement, there are thirty two million ninety five thousand (32,095,000) shares of Common Stock issued and outstanding. No shares of preferred stock have been issued.

Risk Factors	An investment in our shares is highly speculative and purchasers may suffer a rapid and substantial loss per common share compared to the purchase price. No individual should invest in our common shares who cannot afford to risk the loss of his or her entire investment. See “Risk Factors” on this Page 7 of this Prospectus.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. If any of the following risks actually occur, our business, financial condition and operations will be materially affected.

Accordingly, prospective investors should consider carefully the following risk factors, in addition to the other information with respect to our business contained in this Prospectus, before purchasing the Shares pursuant to this Prospectus.

Risks Relating to Our Business and Industry

If we sell less than all of the registered Shares, we may be unable to obtain sufficient capital to implement and sustain our business or pursue our growth strategy.

If we are unable to sell the 5,000,000 Shares or if we do not generate sufficient funds from our operations, we may have to seek other sources of financing in order to fund our ongoing operational needs. If we obtain additional funds through an offering of additional securities, investors in this offering may be subject to a substantial dilution in their ownership interest of us. If we obtain additional funds through a debt offering, our ability to generate a profit may be adversely affected and investors may lose all or substantially all of their investment. If adequate funds are not available from operations or additional sources of financing, our business will be materially adversely affected.

There is no minimum amount required to be raised in this offering.

There is no minimum amount of securities which needs to be sold in this offering. The proceeds from this offering shall become immediately available for our use. There can be no assurance that subscriptions for the entire offering will be obtained. We have the right to terminate the offering of the securities at any time, regardless of the number of securities we have sold. Accordingly, we may not raise sufficient funds for the purposes set forth in use of proceeds. To the extent we raise less than $30,000,000, the portion of the proceeds utilized for expenses will increase. For example, if we raise only $500,000, it is estimated that approximately 12% of the proceeds will be applied to expenses incurred with respect to this offering and the amount available to us for other purposes will be only $440,000.

We may be unable to obtain market acceptance to expand our operations.

We shall require significant expenditures, management resources and time to further develop and market our products. There can be no assurance that we shall be successful in gaining market acceptance of our products.

Competitors may hinder our ability to succeed.

The infrared sauna industry is competitive and we will have numerous competitors with respect to all of our products. Many of these competitors have greater financial, marketing and other resources, have broader name recognition and have larger customer bases. See “Competition” on page 29 for additional details.

Our ability to implement our business plan depends upon the scope of our intellectual property rights and not infringing upon the intellectual property rights of others. The validity, enforceability and commercial value of these rights are highly uncertain.

Our ability to compete effectively with other companies is materially dependent upon the proprietary nature of our technologies. Although we presently hold several patents and trademarks, we also rely upon trade secrets to protect our bundled technologies and products.

Third parties may seek to challenge, invalidate, circumvent or render unenforceable any patents or proprietary rights owned or licensed by us in the future based upon, among other things:

•	subsequently discovered prior art (earlier publications which show the invention is not new or the invention is obvious thus invalidating the patent);

•	lack of entitlement to the priority of an earlier, related application; or

•	failure to comply with the written description, best mode, enablement or other applicable requirements. In general, we are at risk that:

•	patents may be granted to other persons in the United States or in foreign jurisdictions with respect to the patent applications filed by us;

•	patents issued to us may not provide commercial benefit to us and

•	patents issued to us may be infringed, invalidated or circumvented by others.

The United States Patent and Trademark Office currently has a significant backlog of patent applications, and the approval or rejection of patents may take several years. Prior to actual issuance, the contents of United States patent applications are generally published 18 months after filing. Once issued, such a patent would constitute prior art from its filing date, which might predate the date of a patent application upon which we rely. Conceivably, the issuance of such a prior art patent, or the discovery of "prior art" of which we are currently unaware, could invalidate a patent of ours or prevent commercialization of a product related thereto.

Although we intend to generally conduct a cursory review of issued patents prior to engaging in research or development activities, we may be required to obtain a license from others to commercialize any of our new products under development. If patents which cover our existing or new products are issued to other companies, there can be no assurance that any necessary license could be obtained by us upon favorable terms or at all.

There can be no assurance that we will not be required to resort to litigation to protect our future patented technologies and other proprietary rights or that we will not be the subject of additional patent litigation to defend our existing and proposed products and processes against claims of patent infringement or any other intellectual property claims. Such litigation could result in substantial costs, diversion of management's attention, and diversion of our resources.

We intend to protect our trade secrets, including the processes, concepts, ideas and documentation associated with our technologies, through the use of confidentiality agreements and non-competition agreements with our employees, and with other parties to whom we may divulge such trade secrets. If our employees or other parties breach our confidentiality agreements and non-competition agreements or if these agreements are not sufficient to protect our technology or are found to be unenforceable, our competitors could acquire and use information which we consider to be our trade secrets and we may not be able to compete effectively. Most of our competitors will have substantially greater financial, marketing, technical and manufacturing resources than we have and we may not be profitable if our competitors are able to take advantage of our trade secrets.

We may decide for business reasons to retain certain knowledge which we consider proprietary as confidential and elect to protect such information as a trade secret, as business confidential information or as know-how. In that event, we must rely upon trade secrets, knowhow, confidentiality and non-disclosure agreements and continuing technological innovation to maintain our competitive position. There can be no assurance that others will not independently develop substantially equivalent proprietary information or otherwise gain access to or disclose such information.

We may experience significant fluctuations in our operating results.

     Our revenues and operating results may fluctuate due to a combination of factors. Although Management believes saunas utilizing infrared technology will be in greater demand as health and energy saving benefits are recognized as people become more health conscious, there is no guarantee that the demand for saunas with infrared technology will remain constant or increase in the future. Consequently, it is highly uncertain what our operating results will be in the near future. Thus, there can be no assurance that we will continue to be profitable on a quarterly or annual basis.

We may be subject to additional risks associated with doing business in foreign countries.

Business risks may result from conducting business in foreign countries, including, without being limited to, the international political situation, uncertain legal systems and applications of law, corrupt practices, uncertain economic policies and potential political and economic instability. There can be no assurance that we would be able to enforce business contracts or protect our intellectual property rights in foreign countries.

In doing business in foreign countries we may also be subject to risk, including, but not limited to, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, expropriation, corporate and personal liability for violations of local laws, possible difficulties in collecting accounts receivable, increased costs of doing business in countries with limited infrastructure and language differences. We also may face competition from local companies which have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

When doing business in foreign countries, we may be subject to uncertainties with respect to those countries’ legal systems and application of laws, which may impact our ability to enforce our agreements and may expose us to lawsuits.

Legal systems in many foreign countries are new, unclear, and continually evolving. There can be no certainty as to the application of laws and regulations in particular instances. Many foreign countries do not have a comprehensive system of laws, and the existing regional and local laws are often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws may occur quickly and sometimes unpredictably. These factors may limit our ability to enforce agreements with our current and future customers and franchisees. Furthermore, it may expose us to lawsuits by our customers and/or franchisees in which we may not be adequately able to protect ourselves.

When doing business in certain foreign countries, we may be unable to fully comply with local and regional laws which may expose us to financial risk.

When doing business in certain foreign countries, we may be required to comply with informal laws and trade practices imposed by local and regional government administrators. Local taxes and other charges may be levied depending upon the local needs for tax revenues, and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices may affect our cost of doing business and may require us to constantly modify our business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. In addition, it is often extremely burdensome for businesses operating in foreign countries to comply with some of the local and regional laws and regulations. Our failure to maintain compliance with the local laws may result in hefty fines and fees which may have a substantial impact upon our cash flow, cause a substantial decrease in our revenues, and may affect our ability to continue operations.

Various administrative agencies in foreign countries have informal rule enforcement with which we may not be able to comply.

Although we expect to be able to operate within changing administratively imposed business practices and otherwise to comply with the informal enforcement rules of the various administrative agencies in the countries where we operate, there can be no assurance that we will be able to do so. If local or regional governments or administrators in foreign countries impose new practices or levies which we cannot effectively respond to, or if administrators suddenly commence enforcing those rules that they have not previously enforced, our operations and financial condition could be materially and adversely impacted. Our ability to appeal many of the local and regionally imposed laws and regulations may be limited, and we may not be able to seek adequate redress for laws which materially damage our business and affect our ability to continue operation.

Many foreign judiciaries are relatively inexperienced in enforcing the laws which exist, which may expose us to costly litigation and uncertain outcomes.

If we are involved in litigation in a foreign country, we may not be able to properly evaluate the possible outcome. This may expose us to costly litigation. Furthermore, we may be exposed to potential inequitable judicial results. Either of those scenarios may have a material adverse effect upon our business or financial condition.

Currency fluctuations, while not presently ascertainable, may adversely affect our earnings.

Fluctuations in exchange rates may affect our costs and operating margins, which in turn could affect our revenues. In addition, these fluctuations could result in exchange losses and increased costs.

Weather could adversely affect the demand for our products and decrease our net sales.

Demand for our products is influenced by development, remodeling and construction of homes. Weather is an important variable affecting our financial performance as it significantly impacts construction activity. Spring and summer months in the U.S. and Europe represent the main construction season for housing development and remodeling. Adverse weather conditions including, but not limited to, prolonged periods of cold or rain, blizzards, hurricanes and other severe weather patterns, could delay or halt construction and remodeling activity. For example, an unusually severe winter which leads to reduced construction activity could affect the sales of in-home saunas which would adversely affect our margins and profitability.

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, or other events, including, but not limited to, wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world may materially disrupt our business and operations. Such events may also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect upon our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having the swine flu, avian influenza or SARS, since this would require us or our business partners to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability would be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or China’s economy in general. Our operations may also be severely disrupted if our buyers, sellers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

We may be adversely affected by downturns in the markets we serve.

Demand in the building and home improvement product industries is influenced by new construction activity and the level of repair and remodeling activity. The level of new construction and repair and remodeling activity is affected by a number of factors including, but not limited to, the overall strength of countries’ economies including customer confidence in the economies, the strength of the residential and commercial real estate markets, institutional building activity, the age of existing housing stock, unemployment rates and interest rates. Any declines in new housing or commercial construction development or demand for replacement building and home improvement products may adversely impact us, and there can be no assurance that any such adverse effects would not be material and would not continue for an indeterminate period of time. Further, while we attempt to minimize our exposure to economic or market fluctuations by serving a balanced mix of end markets and geographic regions, there can be no assurance that a significant or sustained downturn in a specific end market or geographic region would not have a material adverse effect on us.

An increase in the price of raw materials, components and other commodities could adversely affect our operations.

We purchase most of the materials for our products on the open market and rely upon third parties for the sourcing of certain commodities. We are exposed to the market risk of fluctuations in certain commodity prices for raw materials and supplies, such as lumber used in our products. The price and availability of such raw materials and supplies may vary significantly from year to year due to factors such as China’s import restrictions, consumer demand, producer capacity, market conditions and costs of materials. We do not have long-term contracts with our suppliers or guarantees of supply. Significant increases in the prices of raw materials or other commodities could require us to increase the prices of our products, which may reduce consumer demand for our products or make us more susceptible to competition. Furthermore, if we are unable to pass along increases in our operating costs to our customers, our margins and profitability may be adversely affected.

Our ability to export lumber, particularly Western Red Cedar sauna panels depends upon the continued availability of sufficient suitable Western Red Cedar.

Our business strategy depends upon offering a wide assortment of lumber including, but not limited to, Western Red Cedar (“WRC”), Hemlock, Spruce-Pine-Fir, and other species. WRC is unique to the West Coast of North America. In British Columbia it makes up almost 21% of the coastal forests. Management believes that there are few companies in Canada which currently offer a regular supply of WRC. Our ability to obtain lumber, specifically Western WRC, to manufacture sauna panels, depends upon the availability of WRC which in turn, may be affected by many circumstances including, but not limited to, forest fires, insect infestation, tree diseases, prolonged drought and other adverse weather conditions. Government regulations with respect to forest management practices also affect our ability to export lumber and changes to regulations and forest management policies, or the implementation of new laws or regulations, may impede our ability to supply lumber.

We are dependent upon certain lumber suppliers which makes us vulnerable to the extent that we rely upon them.

We rely upon a concentrated number of suppliers for the majority of our WRC supply needs. Our suppliers may be unable to supply WRC to us to the extent that we require due to factors including, but not limited to, trade restrictions or tariffs, insufficient supply, insufficient transport capacity and other factors which are beyond our control. If we can no longer obtain merchandise from our suppliers or they refuse to continue to supply to us on commercially reasonable terms or at all, and we cannot find replacement suppliers, our margins and profitability may be adversely affected. Management believes that other suppliers of WRC are available, however, there can be no assurance that WRC can obtained from such suppliers upon favorable terms or at all.

Increased delivery costs, particularly those relating to the cost of fuel, could harm our results of operations.

We import lumber from Canada and other countries and sell our products worldwide. Our costs include delivery of lumber to our processing facility in China and delivery of our products to customers in Europe, China, Japan, Korea, Russia and the U.S. If the cost of fuel or other costs, such as import and/or export tariffs increases, our costs associated with importing lumber and shipping our products will increase. We may be unable to increase the price of our products to offset increased delivery and/or import and export charges which would adversely affect our margins and profitability.

Risks Related to Conducting Business in China

A certain portion of our business is based in the People’s Republic in China (“PRC”) and therefore, our results of operations, financial position and prospects are subject to a substantial degree to the economic, political and legal developments of the PRC.

Changes in the political and economic policies of the PRC government could materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Some of our operations are conducted in the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including, but not limited to, the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect upon us. Our financial condition and results of operation would be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including, but not limited to, interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn would lead to a reduction in demand for our products and consequently have a material adverse effect upon our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

A certain portion of our operations are conducted in the PRC and are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based upon written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part upon government policies and internal rules, some of which are not published upon a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management’s attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings. These uncertainties may impede our ability to enforce the contracts we enter into and would materially and adversely affect our business, financial condition and results of operations.

Our revenue and net income will be materially and adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends upon consumer spending. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including, but not limited to, consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, in the first quarter of 2014, China’s GDP growth rate was 7.4%, which was the lowest since the first quarter of 2009. Any continuing or worsening slowdown could significantly reduce domestic commerce in China. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate or any markets with which China has important trade relationships may have a material adverse effect on our business, financial condition and results of operations.

If the PRC imposes restrictions to reduce inflation, future economic growth in the PRC could be severely curtailed, which could lead to a significant decrease in our profitability.

While the economy of the PRC has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. In order to control inflation, in the past the PRC has imposed controls on bank credit, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth and decrease interest in the products we may ultimately offer, leading to a decline in our profitability.

Fluctuations in exchange rates could result in foreign currency exchange losses and may materially reduce the value of your investment.

The value of the Renminbi (the “RMB”) against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar and the RMB has appreciated more than 10% since June 2010. In April 2012, the PRC government announced that it would allow more RMB exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy which may result in greater fluctuation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect upon the RMB amount we would receive. Conversely, if we decide to convert our RMB into U.S. dollars for business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect upon the U.S. dollar amount we would receive.

Risks Related to Our Management

Our success depends upon certain key members of management, the loss of whom could disrupt our business operations.

We depend upon the services of Seung Woo Lee, our Chief Executive Officer, Kyung Min Park, our President and Secretary and Won Yong Lee, our Chief Financial Officer and President of Pacific Cedar Supply, Inc. We do not currently have employment contracts with any of the key members of management. The loss of services of Mr. Seung Woo Lee, Mr. Kyung Min Park and/or Mr. Won Yong Lee would adversely disrupt our operations.

Our Directors and Officers will have substantial influence over our operations and control substantially all of our business matters. They will serve full-time in these positions.

The members of the Board of Directors are Seung Woo Lee, Kyung Min Park and Won Yong Lee. They are responsible for conducting and managing our day-to-day operations. We rely completely upon the judgment of such three people in making business decisions on matters which require the judgment of the Board of Directors.

Our management will have discretion with respect to certain items in the Use of Proceeds from this offering.

Our management intends to use the proceeds substantially as stated in the “Use of Proceeds” section of this offering. Notwithstanding the foregoing, our management has the right, in its sole and absolute discretion, to vary the use of the proceeds.

There can be no assurance that our management’s use of proceeds generated through this offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

As is the case with any business, it should be expected that certain expenses unforeseeable to our management at this juncture will arise in the future.

Risks Related to Our Shares

The subscription price of the Shares pursuant to this Offering has been arbitrarily determined.

We have arbitrarily determined the subscription price of the Shares and such subscription price should not be construed as indicative of the value of the Shares. There can be no assurance that any of the Shares, if transferable, could be sold for the subscription price or for any other amount.

Our three principal shareholders, who are our officers and directors, own a controlling interest in our voting stock. Therefore investors will not have any voice in our management, which could result in decisions adverse to our shareholders.

Our officers and directors, in the aggregate, beneficially own approximately 89.8% of our issued and outstanding shares of common stock prior to the offering. Subsequent to the offering, if 5,000,000 Shares are sold, our officers and directors shall own approximately 77.7% of our issued and outstanding shares of common stock. As a result, these shareholders, acting together, will have the ability to control substantially all matters submitted to our shareholders for approval including:

•	election of our Board of Directors;
•	removal of any of our Directors;
•	amendment of our Articles of Incorporation and/or Bylaws; and
•	adoption of measures which could delay or prevent a change in control or impede a merger, takeover or other business combination in which we are involved.

As a result of their ownership and positions, our directors and executive officers collectively are able to influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Our share price is likely to be volatile and may be influenced by numerous factors which are beyond our control.

The market price of our common stock may fluctuate in response to a number of factors, most of which we cannot control, including:

•	announcements of new products, technologies, commercial relationships, acquisitions or other events by us or our competitors;
•	fluctuations in stock market prices and trading volumes of similar companies;
•	general market conditions and overall fluctuations in U.S. equity markets;
•	variations in our quarterly operating results;

•	changes in our financial guidance or securities analysts’ estimates of our financial performance;
•	changes in accounting principles;
•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;
•	additions or departures of key personnel;
•	discussion of us or our stock price by the press and by online investor communities; and
•	other risks and uncertainties described in these risk factors.

There can be no assurance that the market price of our shares of Common Stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance. These fluctuations may result due to macroeconomic and world events, national or local events, general perception of the sauna cabin industry or to a lack of liquidity. In addition other similar companies or our competitors’ programs could have positive or negative results that impact their stock prices and their results, or stock fluctuations could have a positive or negative impact upon our stock price regardless of whether such impact is direct or not.

Stockholders may not agree with our business, marketing, engineering and financial strategy, including, but not limited to, additional dilutive financings, and may decide to sell their shares or vote against such proposals. Such actions could materially impact our stock price. In order to complete a financing, or for other business reasons, we may elect to consolidate our shares of Common Stock. Investors may not agree with these actions and may sell their shares. We may have little or no ability to impact or alter such decisions.

There can be no assurance that we will pay any dividends on our Common Stock.

Although our management intends to pay cash dividends on our Common Stock, there can be no assurance that we will have sufficient earnings to pay any dividends with respect to the Common Stock. Moreover, even if we have sufficient earnings, we are not obligated to declare dividends with respect to the Common Stock. The future declaration of any cash or stock dividends will be in the sole and absolute discretion of the Board of Directors, and will depend upon our earnings, capital requirements, financial position, general economic conditions and other pertinent factors. It is also possible that the terms of any future debt financing may restrict the payment of dividends. We presently intend to retain earnings, if any, for the development and expansion of our business.

We may issue more shares in future offerings, which will result in substantial dilution to our shareholders.

Our Certificate of Incorporation authorizes the issuance of a maximum of 500,000,000 shares of Common Stock. Any additional offerings of Common Stock effected by us may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the Common Stock issued in any such offering may be valued upon an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of Common Stock held by our then existing shareholders. To the extent that additional shares of Common Stock are issued, dilution of the interests of our stockholders will occur and the rights of the holders of common stock might be materially adversely affected.

If our Common Stock sells below $5.00 per share we shall be subject to the Securities and Exchange Commission's "penny stock" rules.

Our shares may now and in the future be subject to the penny stock rules (Rule 15c2-11) under the Securities Exchange Act of 1934 which regulate broker-dealer practices for transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than U.S. $5.00, and are generally not traded on a national stock exchange or on NASDAQ. They are securities issued by companies that have minimal net tangible assets and short corporate histories as well as minimal revenues. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the United States Securities and Exchange Commission (the “SEC”) which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for our common shares. As long as our common shares are subject to the penny stock rules, the holders of such common shares may find it more difficult to sell their securities. The requirement that broker-dealers comply with this rule will deter broker-dealers from recommending or selling our Common Stock, thus further adversely affecting the liquidity and share price of our Common Stock, as well as our ability to raise additional capital.

If we become a publicly traded company in the future, our Common Stock may never be listed on NASDAQ, the New York Stock Exchange, the American Stock Exchange, or one of the other national securities exchanges or markets.

Although we are a public reporting company, we are not currently a publicly traded company. Until such time as our Common Stock is listed upon any of the several NASDAQ markets, the New York Stock Exchange, the American Stock Exchange, or one of the other national securities exchanges or markets, of which there can be no assurance, accurate quotations as to the market value of our securities may not be possible. Furthermore our Common Stock may never be listed on any market. Sellers of our securities are likely to have more difficulty disposing of their securities than sellers of securities which are listed upon any of the several NASDAQ markets, the New York Stock Exchange, the American Stock Exchange, or one of the other national securities exchanges or markets.

We incur significant expenses with respect to complying with the requirements of being a public company.

As a public company we incur significant legal, accounting and other expenses that we would not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and U.S. stock exchanges impose numerous requirements on public companies, including requiring changes in corporate governance practices. Also, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. Our management and other personnel devote a substantial amount of time to compliance with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time consuming and costly.

If we do not implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. In particular, beginning with the year ending on December 31, 2014, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If we are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be materially misstated, we could receive an adverse opinion regarding our internal controls over financial reporting from our accounting firm and we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and the market price of our stock could decline. For so long as we remain as an emerging growth company or a smaller reporting company, our accounting firm will not be required to provide an opinion regarding our internal controls over financial reporting.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price could decline.

The trading market for our Common Stock will depend in part upon the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our stock could be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We are a smaller reporting company and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.

We are currently a “smaller reporting company”, meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company,” at such time we cease being an “emerging growth company”, we will be required to provide additional disclosure in our SEC filings.

USE OF PROCEEDS

The proceeds of this offering shall be $30,000,000. We shall apply the proceeds substantially as set forth in the table below. To the extent that we deem necessary to vary the application of the use of proceeds, it shall be in our sole and absolute discretion.

Application	Amount ($10,000,000)	Amount ($20,000,000)	Maximum Amount ($30,000,000)
Digital Health Center	$3,000,000	$4,000,000	$5,000,000
Lumber Trade	$2,000,000	$3,000,000	$5,000,000
Inventory Production	$1,000,000	$1,500,000	$2,000,000
Facility Improvement	$600,000	$1,000,000	$1,500,000
Research and Development	$500,000	$1,000,000	$1,000,000
Sauna Market Expansion	$500,000	$700,000	$1,000,000
Debt Repayment[3]	-	$3,500,000	$7,000,000
Lumber Acquisition	-	$1,000,000	$1,000,000
Underwriters Commission and Fees	$800,000[2]	$1,600,000[2]	$2,400,000[2]
Costs associated with the Offering	$1,400,000[1]	$2,500,000[1]	$3,900,000[1]
Working capital	$200,000	$200,000	$200,000
TOTAL	$10,000,000	$20,000,000	$30,000,000

1 Legal fees and expenses to Mintz & Fraade, P.C shall be $35,000 if the Company raises less than $1,000,000 and $120,000 if the Company raises $10,000,000 or more, payable as follows: (A) $17,500 paid upon the Company’s engagement of Mintz & Fraade, P.C; (B) $17,500 paid upon the filing of the Registration Statement of which this Prospectus is part of with the Securities and Exchange Commission; (C) If the Company raises between $1,000,000 and $3,000,000, Mintz & Fraade, P.C shall receive 0.75% of the amount raised which falls within the $1,000,000 to $3,000,000 bracket ; and (D) If the Company raises between $3,000,001 and $10,000,000, Mintz & Fraade, P.C shall receive 1% of the amount raised which falls within the $3,000,001 to $10,000,000 bracket. For example, if the Company raises $5,000,000 from the sale of shares, Mintz & Fraade, P.C shall receive a total of $70,000 calculated as follows: (1) Mintz & Fraade, P.C shall receive $35,000 pursuant to Paragraphs “A” and “B” above; (2) Mintz & Fraade, P.C shall receive 0.75% of $1,000,000 to $3,000,000 raised, or $15,000 and (3) Mintz & Fraade, P.C shall receive 1% of the subsequent $2,000,000 raised, or $20,000. In addition, the Company anticipates that the audit fees which shall be charged in connection with this offering shall be $200,000.

2 Our Common Stock will be sold by either our officers and directors or by an underwriter engaged by us. At this time, we have not entered into any agreement nor have we had any discussions with any underwriters. To the extent that our Common Stock is sold by an underwriter, we anticipate that the underwriter shall receive a commission of up to 6% and non accountable expense allowance of up to 2% and warrants to purchase shares. To the extent that our Common Stock is not sold by an underwriter, or we enter into an agreement pursuant to which the underwriter agrees to a commission of less than 6% and non accountable expense allowance of less than 2%, the proceeds which are not used for Underwriters Commission and Fees shall be allocated as working capital.

3 Debt repayment shall include, but is not limited to payments made for the following: mortgage, term loan and line of credit. As of December 31, 2014, the balance on our mortgage is $3,268,724 and the balance on our term loan is $1,525,030. The mortgage and term loan shall mature on November 21, 2020. In addition, we have a line of credit of $3,250,000. The mortgage, term loan and line of credit are all with Hanmi Bank.

DETERMINATION OF OFFERING PRICE

The offering price of the securities was arbitrarily determined by us. There can be no assurance that such offering price bears a relationship to our financial position, book value or any other generally accepted criteria of value.

DILUTION

As of December 31, 2014, our Common Stock had a net tangible book value per share of approximately $0.47. “Net tangible book value per share” is the amount of the total tangible assets (at book value) less total liabilities, divided by the number of shares of Common Stock outstanding.

After giving effect to the sale by the Company of 5,000,000 Shares offered hereby at the offering price of $6.00 per Share, after deduction of the estimated expenses of this offering, the pro forma net tangible book value as of that date would be approximately $1.13 per Share. This represents an immediate increase in the pro forma net tangible book value of approximately $0.66 per Share to existing stockholders and an immediate dilution (i.e. the difference between the offering price per Share and such pro forma net tangible book value per share) of approximately $4.87, placing a value of $6.00 upon each share of Common Stock.

PLAN OF DISTRIBUTION

We are registering 5,000,000 shares of common stock which shall be sold by either our officers and directors or by an underwriter engaged by us. At this time, we have not entered into any agreement nor have we had any discussions with any underwriters.

There has been no market for our securities. Our common stock is not traded on any exchange or on the over-the-counter market. We anticipate having a market maker file an application with FINRA for our common stock to be eligible for trading on the Over the Counter Bulletin Board before the Registration Statement is declared effective by the SEC. As of the date of this registration statement, we do not have a market maker who has agreed to file such application. There can be no assurance that a market maker shall agree to file the necessary documents with FINRA, which operates the Over the Counter Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.

Once a market has been developed for our common stock, the shares may be sold or distributed from time to time directly to one or more purchasers or through brokers or dealers who act solely as agents, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods: (a) ordinary brokerage transactions and transactions in which the broker to the extent permitted under the federal securities laws); (b) at the market to or through market makers or into a future market for the shares; (c) through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); and (d) a combination of any of the aforementioned methods of sale.

We will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as we, under certain circumstances, may be a distribution participant, under Regulation M. All of the foregoing may affect the marketability of the Common Stock.

This offering shall terminate ninety (90) days after the Registration Statement is declared effective by the SEC which may be extended by the Company for additional ninety (90) day periods up to twelve months.

DESCRIPTION OF SECURITIES

The following description of certain matters relating to our securities is a summary and is qualified in its entirety by the provisions of our Certificate of Incorporation and Bylaws, copies of which are being filed as exhibits to this Form S-1.

Common Stock

We are authorized to issue 500,000,000 shares of common stock, par value $0.0001, of which 32,095,000 shares are issued and outstanding as of April 1, 2015.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote for each share which they hold on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its sole and absolute discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and obligations, including, but not limited to, payment to the holders of preferred stock as required by the terms of such preferred stock. All of the outstanding shares of Common Stock are fully paid and non-assessable. The stockholders do not have cumulative or preemptive rights. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock.

Preferred Stock

We are authorized to issue 20,000,000 shares of preferred stock, par value $0.0001 per share. Currently, there are no issued and outstanding shares of preferred stock.

Warrants and Options

Currently, there are no warrants, options or other convertible securities outstanding.

Stockholders

As of the date hereof, there are 34 holders of record of our Common Stock.

The issued and outstanding shares of our Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act.

Dividends

In 2014 we paid cash dividends in the amount of $140,250, and in 2013 we paid cash dividends in the amount of $177,000. However, we do not anticipate or contemplate paying dividends in the foreseeable future. Dividends, if any, will be contingent upon our revenues and earnings, if any, and capital requirements and financial conditions. It is the present intention of management to utilize all available funds for the development of our business. The future declaration of any cash or stock dividends shall be in the sole and absolute discretion of the Board of Directors and shall depend upon the earnings, capital requirements, our financial position, general economic conditions and other pertinent factors. It is also possible that the terms of any future debt financing may restrict the payment of dividends.

INTEREST OF NAMED EXPERTS AND COUNSEL

Our financial statements as of and for the period ended December 31, 2014 included in this prospectus have been audited by Simon & Edward, LLP, an independent member of BDO, to the extent and for the periods set forth in their reports appearing elsewhere herein and are included in reliance upon such reports given upon the authority of that firm as experts in auditing and accounting.

The validity of the common stock offered hereby will be passed upon by Mintz & Fraade, P.C., New York, New York.

DESCRIPTION OF BUSINESS

Business of Issuer

PLH Products, Inc. (“we”, “us”, “our”, or the “Company”) was incorporated under the laws of the State of California on September 2, 1992.

On February 26, 2014 Ozero Worldwide, LLC (“Ozero”) purchased 100% or 31,390,000 shares in Dardanos Acquisition Corp. (“Dardanos”) from the prior sole stockholder of Dardanos.

On May 21, 2014, Ozero, a California limited liability company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement ”) with the Company and Dardanos, a Delaware corporation and wholly owned subsidiary of Ozero. Pursuant to the terms of the Merger Agreement, the 31,390,000 shares of Dardanos which Ozero purchased on February 26, 2014 were exchanged for 500,000 shares of Common Stock of the Company which were valued at $169,900.

Dardanos merged with and into the Company and upon consummation of the merger, Dardanos ceased to exist and the Company continued to exist as the surviving entity.

We are an infrared home sauna design, engineering, manufacturing and development company focusing upon premium sauna cabins. Management believes saunas provide several health benefits including, but not limited to, boosting metabolism and removing wastes and toxins from the body. Traditional saunas can reach temperatures of up to 194 degrees Fahrenheit, require a significant amount of time to heat up, require ample space and use a lot of power which makes it impractical for consumers to install traditional saunas in their home. In contrast, infrared saunas operate between 85 to 150 degrees Fahrenheit, take less time to heat up, use less power than traditional saunas and are space efficient.

We design develop, and sell infrared home saunas. Our saunas are made with the highest quality Western Red Cedar wood (“WRC”) which is imported mostly from Canada. WRC is renowned for its beautiful color, wonderful aroma, soft texture and high resistance to moisture and heat. WRC is decay resistance and a very low shrinkage factor. In addition, we manufacture low-cost Hemlock saunas. Hemlock is easier to source and less expensive in comparison to WRC. The target markets for our Hemlock saunas include mass-merchandisers, online retailers and marketers and China’s domestic market. We import Hemlock from suppliers in Canada . We also manufacture Aspen saunas for hypersensitive individuals. Aspen is a white wood with low to no odor. Customers who are hypersensitive to odor and dust prefer using Aspen saunas. We import Aspen from a supplier in Latvia and our Aspen saunas are being sold by medical practitioners in Australia, Malaysia, the U.S., the United Kingdom and other countries.

We hold several certifications including, but not limited to, product safety certifications and quality management systems certification. Our home saunas come equipped with LED lights, Bluetooth audio systems, programmable dual side controllers which allow users to set time and temperature inside and outside of the sauna, low back and foot heaters and reclining lounge benches. Our best selling models are medium to large size saunas which accommodate three to six people. Our three to six people saunas comprise approximately 67% of our total sauna sales. We plan to offer both smaller units which are more affordable and larger, more luxurious models with advanced features. We will be launching our small, low priced saunas in 2015. Our infrared home saunas are currently being distributed through our distribution channels in the U.S., Western Europe, China, Japan, Korea and Russia. Pacific Cedar Supply, Ltd. (“PCS LTD”), our sauna manufacturing facility in Yantai, China, has increased our sauna production capacity from 5,000 to 18,000 units per year. We offer a lifetime warranty on sauna heaters and electric components for the original purchaser of the sauna and a one year warranty on the sauna CD player.

Pacific Cedar Supply, Inc. (“PCS INC”), our wood product manufacturing plant is located in Yantai, China which is the same city where PCS LTD, our sauna manufacturing facility is located. We purchase raw materials, including WRC from Canada, and use the WRC to manufacture our sauna components. We utilize the unused WRC and other lumber including, but not limited to, Hemlock, Spruce, Pine, Fir and Aspen to manufacture traditional sauna materials and high-end construction materials which are sold in the U.S., Australia, Japan and European countries under our Cedar Delite and Cedar-Tek brands. Products under our Cedar Delite brand include but are not limited to, chairs, tables and shelving which can be used as sauna accessories, garden furniture or indoor furniture. Products under our Cedar-Tek brand which are sold in the U.S., Japan, Australia and European countries consist of building materials and sauna materials including, but not limited to, sauna wood panels, moldings, tongue and groove louvers, sidings and other wood components.

In addition to infrared home saunas, we design, develop and sell wellness thermal therapy units. In 2010, we developed and launched the Lower Body Thermal Therapy unit for the back and lower extremities. In 2012, we launched the Foot Warmer, an infrared thermal therapy unit for feet. In 2013, we launched the Knee Comforter, an infrared thermal therapy unit for knees, legs and feet. In 2013, sales in Korea for our wellness thermal therapy units reached almost $5,000,000.

We intend to increase the sales of small wellness thermal therapy units by establishing Digital Health Center, a franchise in China, which will promote healthy living. We intend to expand and establish 250 franchise stores and establish regional headquarters in large cities including, but not limited to, Beijing, Tianjin, Qingdao and Jinan. Digital Health Center will be a health maintenance facility for middle-aged people and senior citizens and will be equipped with exercise equipment, infrared saunas and equipment which measures weight, height, blood pressure, pulse and blood sugar levels. Interested individuals will be able to sign up for a monthly or annual membership pass. In addition, non-members may use the facility for a specified hourly rate. Digital Health Center intends to maintain a database with respect to each individual member’s vitals which will be generated through an automatic vital measuring device inside the infrared sauna. The devise will measure the member’s blood pressure, pulse and weight. We are developing a software program which will immediately alert the member when any abnormal or unusual condition is detected in the member’s health condition so that the member can consult a doctor as soon as possible.

Members and non-members may purchase equipment used in the Digital Health Center, including but not limited to, our wellness thermal therapy units for their personal use. Digital Health Center’s franchise headquarter will conduct regularly scheduled health seminars, the topics of which shall be determined based upon health information gathered from members of the franchise. The seminars will be aimed at educating members and promoting healthy lifestyles. In addition, we intend to provide vitamins and dietary supplements for our members.

Our goal is to establish 2,000 Digital Health Center franchise centers in Northeast China within the first five years. The franchise headquarter will set up and operate the first 250 franchises until the facilities obtain 100 members. Upon obtaining 100 members, the franchise headquarter will enter into a franchise contract and transfer ownership of the franchise centers to individuals who are interested in investing in the franchise (the “Franchisee”). Each Franchisee shall be required to enter into a three year contract with the franchisor, pay a security deposit and make monthly payments for leasing equipment, including, but not limited to, wellness thermal therapy units, medical devices, computers and televisions and advertising materials including, but not limited to, banners and posters; provided however, the Franchisee may request early termination of the contract. In addition, the franchise headquarter will waive equipment lease payments for the first two months so that the Franchisee can offer free trial periods to individuals interested in becoming members of the facility.

In addition to manufacturing and selling saunas and wellness thermal therapy units, we import and export lumber worldwide including, but not limited to, British Columbia’s Western Red Cedar (“WRC”), Hemlock and Spruce Pine Fir. We sell lumber to industrial factories, lumber wholesalers, and building material distributors. We hold a Forest Stewardship Council Certification and Programme for the Endorsement of Forest Certification.

We are members of the Western Red Cedar Lumber Association, Canada Wood Association and North American Wholesaler Lumber Association.

Intellectual Property

We currently own 23 patents, utility patents and design patents worldwide, and we have filed patent applications for an additional 30 patents. We hold patents in Canada, China, Korea and the U.S.

We have been granted the following patent – “Control Device for an Infrared Ray Sauna Facility” which is described as,

An infrared ray sauna facility includes a chamber into which a user can enter and sit. The chamber has a door to get into, and a seat for a user. A plurality of infrared ray generating units are installed on the inside wall of the chamber. A controller for controlling the infrared ray generating units is installed outside the chamber. The user controls the temperature inside the chamber or the operating time of the facility with the controller. …[W]hen the user wants to change the conditions inside the chamber, such as temperature, the user must open the door and come out of the chamber to access the controller. The user then goes into the chamber again. A disadvantage is that cold outside air flows into the chamber while the door is open, thereby dropping the temperature inside the chamber. It takes some time to return to the adequate temperature, especially when the ambient temperature is low. Also, electric power consumption is increased to compensate the lost heat, and the sauna effect that the user feels diminishes.” 2 “The present invention relates to a control device for a sauna facility. More particularly, the invention relates to an infrared ray sauna facility that can be conveniently controlled both from inside and outside of the facility by a user of the facility.” 3

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2 United States Patent, Patent No.: US 6,965,097 B2, Date of Patent: December 15, 2005

We have been granted the following patent – “Lower Body Sauna Device” which is described as an invention which relates to a sauna device and more specifically,

… [this] invention relates to a sauna device that is adapted for bathing [the] lower half of the human body. In Asia and Europe, the practice of ‘Half Bath’ (immersing the lower half of body in hot or warm water) has been known or believed to have many health benefits. The core idea behind ‘Half Bath’ is to keep the lower half of body warm and the upper half of body cool. By doing so, circulation of blood is improved and excess toxins are purged out, thus promoting improvement in overall health condition. Even though many people realize and believe in the benefits of ‘Half Bath’, they find ‘Half Bath’ to be inconvenient in several ways. First, it is time consuming to wait for enough water to gather in your tub. Second, it is not economical as you continue to have to add hot water to maintain appropriate-water temperature.”4 “[This] invention provide[s] a lower body sauna device that includes a heat chamber that is adapted to enclose the lower body of a user, and a heater provided inside the heat chamber.”5 The advantage of the Lower Body Sauna Device is that the invention does not require heated water because the invention utilizes infrared heaters.6

In addition, we own 38 trademarks in the following countries: Austria, Benelux, China, Estonia, France, Great Britain, Italy, Korea, Russia, Spain, Switzerland and the U.S.

Some of the trademarks which we own include the following:

HEALTH MATE ®

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3 Id.
4 United States Patent, Patent No.: US 7,784,118B2, Date of Patent: August 31, 2010.
5 Id.
6 Id.

Competition

Competition in the infrared sauna industry is intense and evolving. We believe the impact of new health conscious and product safety requirements in consumer products and expectations are causing the industry to evolve in the direction of eco-friendly and energy saving products. We believe the primary competitive factors in our markets include, but are not limited to:

•	technological innovation;
•	quality and safety;
•	service options;
•	performance;
•	design and styling;
•	price; and
•	manufacturing efficiency.

We face competition from several other infrared sauna developers and manufacturers including, but not limited to, Anhui SaunaKing Co., Ltd., Baltic Leisure Co., Hot Wind Sauna USA, Sauna Works, Sunlighten Sauna, TheraSauna and TyloHelo World Group, the businesses of which are described below. Information with respect to our competitors was located on the Internet and/or other publicly available sources. The revenues for many of our competitors are not public and/or are not available.

Anhui SaunaKing Co., Ltd.

Management believes that Anhui SaunaKing Co., Ltd. (“SaunaKing”) will compete with our business because SaunaKing is the largest manufacturer of infrared home saunas in China. SaunaKing exports to more than 70 countries and produces 38,000 units of infrared saunas and 200,000 units of portable saunas per year whereas our home sauna production capacity is 18,000 units per year and our portable sauna (wellness thermal therapy unit) production capacity is 36,000 per year. In addition, SaunaKing’s factory covers 48,000 square meters land and features over 150 pieces of machinery and equipment. Furthermore, SaunaKing is located in Hefei’s High-Tech Development Zone in China which comprises of more than 124 acres of factories and plants and has a transportation infrastructure which makes transportation convenient and efficient with frequent routes inside and outside the High-Tech Development Zone.

Although SaunaKing has been featured in various exhibitions and fairs including, but not limited to, exhibitions and fairs in Korea, Germany and Brazil, we showcase our products in over 100 business to business and consumer trade shows per year. In addition, our saunas have been featured in wellness centers, day spas and chiropractic offices worldwide.

Although SaunaKing’s infrared saunas have advanced features including, but not limited to, color therapy LED lights and control panels with AUX/FM, SaunaKing’s saunas only seat up to a maximum of three people and are manufactured mainly with Hemlock wood whereas our saunas seat up to a maximum of six people and are manufactured with Western Red Cedar, hemlock and aspen. In addition, our saunas have advanced features including, but not limited to, Bluetooth audio systems, programmable dual side controllers which allow users to set time and temperature inside and outside of the sauna, low back and foot heaters and reclining lounge benches.

Management further believes SaunaKing will further compete with our business because SaunaKing manufactures other products including, but not limited to, traditional saunas, traditional foot saunas and portable steam saunas.

Baltic Leisure Co.

Family-owned and operated in Pennsylvania, Baltic Leisure Co. (“Baltic Leisure”) designs, manufactures, customizes and distributes traditional premium quality modular pre-built and pre-cut sauna kits. Although Baltic Leisure manufactures only full-body, traditional saunas, Management believes that Baltic Leisure will compete with our business because Baltic Leisure manufactures and sells other products including, but not limited to, steam rooms and showers, benches and planters, humidors and wine storage systems and sauna accessories including, but not limited to, cedar benches, cedar flooring and fiber optic lights. In addition, Baltic Leaisure sells full-body infrared saunas which are manufactured by Tylo, a Swedish sauna manufacturer. Although Tylo’s infrared saunas come equipped with AM/FM/CD/MP3 stereo equipment and heat resistant ceiling-speakers, Tylo’s infrared saunas only seat up to a maximum of four people whereas our infrared saunas can seat up to a maximum of six people and our saunas have advanced features including, but not limited to, LED color lights, Bluetooth audio systems, programmable dual side controllers, low back and foot heaters and reclining lounge benches.

HotWind Sauna USA

HotWind Sauna USA (“HotWind”) is a small, local business located in Maine. Management believes that HotWind will compete with our business because HotWind imports infrared saunas from China, some of which are made from Canadian Western Red Cedar. In addition, HotWind sells saunas made from other woods including, but not limited to, Canadian Hemlock and Russian Spruce. HotWind sells three types of infrared saunas: premium, luxury and elite. In addition, HotWind offers a lifetime warranty on wood, electrical parts, heaters and controllers whereas our warranty extends only to the original purchaser of the sauna and we offer a lifetime warranty on sauna heaters and electric components and a one year warranty on the CD player. Although HotWind saunas come equipped with advanced features including, but not limited to, starlights, color therapy lights and CD/FM stereo, HotWind saunas only seat up to a maximum of four people whereas our infrared saunas can seat up to a maximum of six people and our saunas have advanced features including, but not limited to, Bluetooth audio systems, programmable dual side controllers, low back and foot heaters and reclining lounge benches.

Sauna Works, Inc.

Sauna Works, Inc. (“Sauna Works”) imports and distributes infrared saunas which have been designed by a medical doctor for maximum safety and therapeutic benefit. Management believes that Sauna Works will compete with our business because Sauna Works’ saunas are manufactured with high grade Western Canadian Cedar, the infrared saunas seat up to a maximum of five people and the saunas come with a lifetime warranty. In addition, SaunaWorks’ saunas includes features such as touch DVD swivel screens, color light therapy, ceramic floor heating, AM/FM/CD players, Android Tablet and Smartphone controls, reservation modes so that saunas can turn on up to 36 hours in advance and a remote control which operates all functions of the sauna such as time, temperature, inside/outside lights and on/off and color therapy functions.

Sunlighten, Inc.

Sunlighten, Inc. (“Sunlighten”) imports and distributes home saunas. Management believes that Sunlighten will compete with our business because Sunlighten imports infrared saunas from manufacturers in China and/or Vietnam and the infrared saunas which Sunlighten sells seat up to a maximum of six people. In addition, the saunas which Sunlighten sells come with advanced features including, but not limited to, AM/FM CD player with MP3 input and a 36 hour programmable timer. Furthermore, in 2010, Sunlighten introduced its mPulse Series saunas with personalized biofeedback tracking and customizable full spectrum infrared heat that targets specific health concerns. The mPulse Series sauna’s biofeedback monitor is programmed to wirelessly measure and send heart rate and calories burned data to a wellness website which customers can view for personal use. Management believes the mPulse Series saunas will compete with the automatic vital measuring devise which we intend to install in our saunas which will be used in our Digital Health Care facilities in China. In addition, Sunlighten operates Sunlight Day Spa in Kansas which offers services including, but not limited to, infrared sauna therapy, massage therapy and skin care. The spa also sells spa products including, but not limited to, robes, bath products and all natural handmade soaps.

TheraSauna

TheraSauna’s parent company, QCA Spas, has been recognized as an innovator of patented Spa Therapy which relieves pain and stiffness and promotes healthier lifestyles. Those same philosophies are incorporated in ThereSauna’s infrared health saunas. Management believes that TheraSauna will compete with our Company because ThereaSauna sells infrared saunas which include features such as a sliding roof vent, roof and foot decorative molding, seating with curved backs and premium wood finishes and advanced features including, but not limited to, sound system with CD player and portable television with DVD/CD player. However, TheraSauna’s infrared saunas are made from Aspen and only seat up to a maximum of four people whereas our infrared saunas can seat up to a maximum of six people, are made from Western Red Cedar, hemlock and aspen and our saunas have advanced features including, but not limited to, LED lights, Bluetooth audio systems, programmable dual side controllers, low back and foot heaters and reclining lounge benches.

TyloHelo World Group

Management believes that TyloHelo World Group (“TyloHelo”) will compete with our business because TyloHelo is an amalgamation of leading sauna and steam brands. Helo Ltd., Amerec, Tylo, Finnleo and TyloHelo Inc. manufacture, distribute and sell a variety of products including, but not limited to, infrared saunas, traditional saunas, sauna accessories, sauna heaters, and steam rooms; provided however, brands including, but not limited to, Helo Ltd. and Saunatec Inc. purchase their Western Red Cedar panels from us.

Helo Ltd. (“Helo”) is a Swedish manufacturer of saunas and steam products. Helo has sauna room, sauna heater and steam generator manufacturing plants in Finland and sells its products in Finland, Germany, the UK and the US. Helo sells wood-burning and electric heaters and their controllers, steam generators, sauna and steam rooms, steam suites, infrared cabins and sauna and steam bathing accessories. In 1998, Helo acquired Amerec, a company which supplies steam bath generators, controls and equipment.

Tylo is a Swedish sauna manufacturer which develops and sells products including, but not limited to, infrared saunas, sauna heaters, steam bath products, control units and sauna accessories. Tylo’s infrared saunas seat up to a maximum of four people. Tylo sells its products to Sweden, Russia, Norway and France.

In 2009, Helo merged with Tylo to create TyloHelo.

Finnleo, is a subsidiary of TyloHelo Inc. Finnleo was established in 1919 in Finland. Finnleo manufactures traditional and infrared saunas. From entry level portable saunas, to deluxe custom saunas with custom lighting, custom benching and multiple wood choices and styles, Finnleo has a sauna for every taste and budget. In addition to Canadian Western Red Cedar, Finnleo uses Canadian Hemlock, Nordic Spruce and Hemlock T&G to manufacture its saunas.

TyloHelo Inc. (formerly Saunatec Inc.) is the American distributor for TyloHelo. TyloHelo Inc. offers a complete line of saunas, steam bath products and infrared heat therapy rooms. TyloHelo Inc’s products include, but are not limited to, wood-burning and electric heaters and their controllers, steam generators, sauna and steam rooms, steam suites, infrared cabins and various types of sauna and steam bathing accessories.

Our Advantage

Many companies including, but not limited to, Baltic Leisure Co. and HotWind Sauna USA, market and distribute infrared saunas on behalf of companies which manufacture infrared saunas. These companies do not manufacture the saunas themselves. Other companies which claim they manufacture their saunas do not have their own manufacturing facilities and original equipment manufacture (OEM) their saunas. OEMs design, develop and make equipment or components that are then marketed to manufacturers and retailers who rebrand the product and sell it under their own name. We do not use OEM products and have our own sauna and wood manufacturing facilities in which we manufacture our infrared saunas and sauna accessories, including but not limited to, sauna panels, chairs and shelves which are sold worldwide. This provides us with an advantage over our competitors because we are able to test and develop new products at our own manufacturing facilities.

With the exception of a few companies, including, but not limited to, Sunlighten, Inc. and Sauna Works, Inc., many of our competitors manufacture and sell small infrared sauna units which seat up to a maximum of four people. We sell saunas which seat up to a maximum of six people. Our three to six person saunas comprise of approximately 67% of our total sauna sales. We intend to offer both smaller units which are more affordable and larger, more luxurious models with advanced features. In addition, our infrared home saunas are made with high quality Canadian Western Red Cedar and have advanced features including, but not limited to, LED lights, Bluetooth audio systems, programmable dual side controllers, low back and foot heaters and reclining lounge benches. In addition, we offer a lifetime warranty on sauna heaters and electric components for the original purchaser of the sauna and a one year warranty on the sauna CD player. Our Health Mate sauna has been featured in British Vogue7, LA Splash Magazine8, CBS Early Show9 and other publications.

We hold several certifications. We are CSA certified. CSA Group is an internationally-accredited standards development and testing certification organization which is dedicated to advancing safety and sustainability. We hold CSA product safety certifications for our sauna products in the U.S. and Canada. We hold similar product safety certifications for our sauna controller and power supply in the U.S. and Canada and certifications in the U.S., Canada and Europe for product safety for our wellness thermal therapy products. In addition, we have a CE certification which is required for free movement of products within the European market. The CE mark indicates the product meets the European Union’s safety, health and environmental protection requirements. We have been issued a Restriction of Hazardous Substances (“RoHS”) certificate. The RoHS directive which originated in the European Union restricts the use of specific hazardous materials found in electrical and electronic products. Subsequent to July 1, 2006, all applicable products in the European Union must pass RoHS compliance. The substances banned under RoHS are lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls and polybrominated diphenyl ethers. We are ISO 9001 certificated which indicates that we have an effective qualify management system. The principles upon which the ISO 9001 is based include: customer focus, leadership, involvement of people, process approach, system approach to management, continual improvement, and a factual approach to decision making.

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7 http://www.vogue.co.uk/beauty/2013/06/11/weekly-wellbeing-by-calgary-avansino-sweat-bikram-yoga/gallery/987460
8 http://www.lasplash.com/publish/health_and_beauty_goodies/health-mate-infrared-sauna.php
9 https://www.youtube.com/watch?v=kPSNkBVWD4A

Management does not believe that there many competitors on the market with respect to our infrared wellness thermal therapy units. Information with respect to Newgen Sauna Company Limited was located on the Internet and/or other publicly available sources. The revenues for Newgen Sauna Company Limited are not public and/or are not available.

Newgen Sauna Company Limited

Newgen Sauna Company Limited (“Newgen”) is a sauna products manufacturer and distributer which has multiple distribution centers in Korea. Newgen specializes in manufacturing Western Red Cedar sauna products including, but not limited to, customized saunas. Management believes Newgen will compete with our business because Newgen operates a manufacturing facility in Yantai, China and manufactures half body saunas and knee saunas, both of which utilize infrared technology. In addition, most of Newgen’s half body saunas are manufactured with Western Red Cedar.

Our Advantage

Management does not believe that there are many competitors with respect to our infrared wellness thermal therapy units which include our Lower Body Thermal Therapy, Foot Warmer and Knee Comforter. Manufacturers such as Anhui SaunaKing Co., Ltd. sell foot saunas, but these saunas are not infrared saunas. Although Newgen Sauna Company Limited manufactures half body and knee infrared saunas, Management believes we have a competitive advantage over Newgen because we manufacture Foot Warmer, a sauna specifically for feet and Knee Comforter, a sauna specifically for knees, legs and feet. In addition, to increase the sales of our infrared wellness thermal therapy units, we intend to sell our infrared wellness thermal therapy units through out Digital Health Center facilities which will be located throughout Northeast China. After using our wellness thermal therapy units in our Digital Health Center facilities, members of the Digital Health Center facilities will be able to purchase the units at a discounted price for home use. In addition, members will receive a certain percentage of sales if their friends or family members purchase the units. This will incentivize members to market our units. Management believes this will increase our sales and profits and will give us a competitive advantage over companies which may manufacture and/or sell half-body infrared saunas in the future.

We face competition from several import and export lumber companies including, but not limited to, Bakerview Forest Products Inc., Interfor, L. L. Johnson Lumber Mfg. Co., Superior Sauna & Steam Mfg. Co. and Xuzhou Hongtu Wood Industry Co., Ltd., the businesses of which are described below. Information with respect to our competitors was located on the Internet and/or other publicly available sources. The revenues for many of our competitors are not public and/or are not available.

Bakerview Forest Products Inc.

While Bakerview Forest Products (“Bakerview”) distributes softwood species including, but not limited to, Fir, Yellow Cedar, Hemlock, Pine and Spruce-Pine-Fir, Management believes that Bakerview will compete with our business because Bakerview focuses upon distributing Western Red Cedar. Bakerview ships lumber to North America, Australia, China, Europe and Japan. Bakerview processes, stocks and distributes a significant portion of its lumber in its British Columbia facility. In addition, Bakerview’s Washington facility produces, stocks and distributes exclusively Western Red Cedar products to the Midwest and southern U.S. states.

Interfor

Management believes that Interfor will compete with our business because Interfor provides lumber products including, but not limited to, Western Red Cedar, Douglas Fir, Western Hemlock, Larch, Ponderosa Pine, Lodgepole Pine and Southern Yellow Pine. In addition, Interfor’s sawmilling operations have a combined manufacturing capacity of more than two billion board feet of lumber, with sales to North America, Asia-Pacific and Europe. Interfor provides lumber to be used for purposes including, but not limited to, frames, decks, furniture siding, windows and doors. In addition, Interfor is a member of the Western Red Cedar Lumber Association which is a Vancouver based non-profit association representing 27 producers of Western Red Cedar lumber products in British Columbia, Washington, Oregon and Idaho.

L. L. Johnson Lumber Mfg. Co.

Management believes that L.L. Johnson Lumber Mfg. Co. (“L.L. Johnson”) will compete with our business because L.L. Johnson is a lumber yard which provides access to over 100 domestic and exotic wood species including cedar. L. L. Johnson’s cedar lumber is available in boards, squares, panels, block lumber and custom forms and can be used for shingles, doors, small boats and interior trims.

Superior Sauna & Steam Mfg., LLC

Superior Sauna & Steam Mfg., LLC (“Superior Sauna) offers a large variety of sauna quality lumber. Management believes that Superior Sauna will compete with our business because Superior Sauna’s most popular wood panels are those composed of Aspen and Western Red Cedar. In addition, Superior Sauna sells sauna panels which are composed of Basswood, Oak and Nordic Finnish Spruce. In comparison, we only sell sauna panels which are composed of Western Red Cedar. In addition, for $9.95 Superior Sauna offers customers the opportunity to purchase a sauna wood sample package which contains samples of sauna building materials for walls/ceiling paneling, benches and flooring.

Xuzhou Hongtu Wood Industry Co., Ltd.

Management believes that Xuzhou Hongtu Wood Industry Co., Ltd. (“Xuzhou”) will compete with our business because Xuzhou’s two offices are located in Beijing and Guangzhou and Xuzhou specializes in manufacturing cedar wall panels/sauna boards. In addition, Xuzhou manufactures products including, but not limited to, door frames and base boards. Xuzhou products are sold in Europe, the Middle East, Southeast Asia and the U.S.

Our Advantage

Western Red Cedar (“WRC”) is native to North America and comprises almost 21% of the coastal forests in British Columbia. However, Management believes that there are few companies in Canada which offer a regular supply of WRC. Western Forest Products, Inc. (“Western Forest”) is a large supplier of WRC in Canada. For over 20 years, we have been purchasing large amounts of high grade WRC from Western Forest including, but not limited to, four inch wide lumber which Management believes is most suitable for sauna manufacturing. The WRC and other lumber which we import is manufactured at our wood processing facility and is manufactured to meet sauna standards and specifications which allows buyers to use our products without additional processing or unnecessary waste. In addition, we carry a five to six month supply of inventory which will give us a competitive advantage over our competitors if there is a WRC shortage. In 2013, our sale of WRC products reached $15,000,000.

In addition, our wood processing facility is located in the Yantai Export Processing Zone, a free trade zone with no restriction on exporting lumber. China restricts the export of semi-finished timber/lumber. However, certain regions of China are classified as an Export Processing Zone (“EPZ”). An EPZ is a free trade zone in which companies can import raw materials duty free and then manufacture or process products for export with minimal restrictions and regulations. Our EPZ designation gives us a distinct advantage over our lumber import and export competitors in China who are not located in EPZs.

We are certified by the Forest Stewardship Counsel (the “FSC”). The FSC’s mission is to promote environmentally sound, socially beneficial and economically prosperous management of the world's forests. FSC has earned a reputation as the most rigorous, credible forest certification system. Forest management certification is a voluntary process for verifying responsible forest practices including, but not limited to, compliance with laws and international treaties, equitable use and sharing of benefits derived from the forest, reduction of environmental impact of logging activities and maintenance of the ecological functions and integrity of the forest and maintenance of high conversation value forests defined as forests containing environmental and social values that are considered to be of outstanding significance or critical importance. In addition, we hold a Programme for the Endorsement of Forest Certification (the “PEFC”). The PEFC is an international, non-profit, non-governmental organization which promotes sustainable forest management through independent third party certification. PEFC’s sustainable forest management criteria are founded upon internationally recognized criteria and indicators developed by government agencies throughout the world.

Employees

We have 405 full-time employees of which 29 are employed by the Company, 106 are employed by Pacific Cedar Supply, Inc. and 270 are employed by Pacific Cedar Supply, Ltd. In addition, we engage a local temporary employment agency to provide us with temporary, seasonal employees as needed. We hire up to 42 temporary employees for Pacific Cedar Supply, Inc. and up to 22 temporary employees for Pacific Cedar Supply, Ltd. Our employees are employed in capacities including, but not limited to, management, accounting and finance, operations and administration, sales and trade, manufacturing, research and development and service. See “Executive Compensation” on Page 41 of this Prospectus.

Reports to security holders

(1) Prior to the filing of this Prospectus, we were a public reporting company and were up to date with our filing requirements. We shall file our financial reports as required by the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). We intend to make our annual and quarterly reports available to our security holders.

(2) The public may read and copy any materials which we file with the SEC at the SEC's Public Reference Room at 100 F. Street N.E., Washington, D.C. 20549. The public may obtain information with respect to the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site which contains reports, proxy and information statements, and other information regarding issuers which file electronically with the SEC, which can be found at http://www.sec.gov.

DESCRIPTION OF PROPERTY

We own our offices which are located at 6655 Knott Avenue in Buena Park, California. Our California office is 38,000 square feet, and we currently have a loan in the outstanding principal amount of $3,268,724 with Hamni Bank with respect to such offices.

We own Pacific Cedar Supply, Inc., our wood processing plant, which is located at Yantai Export Processing Zone, No. 89 Huanhai Road, Yantai Shadong, China. Pacific Cedar Supply Inc. is built upon approximately 11 acres of land and consists of four buildings. Although there is no mortgage with respect to Pacific Cedar Supply, Inc., Pacific Cedar Supply, Inc. is being used as collateral for three short term loans, the aggregate sum of which is $2,930,000.

We own Pacific Cedar Supply, Ltd., our sauna manufacturing plant, which is located at Fushan High Tech Industrial Park, No. 964 Yongda Street, Fushan District, Yantai, Shandong, China. Pacific Cedar Ltd. is built upon approximately12 acres of land and consists of two buildings. Although there is no mortgage with respect to Pacific Cedar Supply, Ltd., Pacific Cedar Supply, Ltd. is being used as collateral for a short term loan in the sum of approximately $3,711,944.

LEGAL PROCEEDINGS

There are not presently any pending legal proceedings to which we are a party or as to which any of our property is subject, and no such proceedings are known to be threatened or contemplated against us.

MARKET PRICE AND DIVIDENDS OF COMMON EQUITY

There is no trading market for our Common Stock at present, and there has not been any trading market for our Common Stock in the past. There can be no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

In 2014 we paid cash dividends in the amount of $140,250 and in 2013, we paid cash dividends in the amount of $177,000. There can be no assurance that we will have sufficient earnings to pay any dividends with respect to the Common Stock in our future. Moreover, even if we have sufficient earnings, we are not obligated to declare dividends with respect to the Common Stock. The future declaration of any cash or stock dividends will be in the sole and absolute discretion of the Board of Directors and will depend upon our earnings, capital requirements, financial position, general economic conditions and other pertinent factors. It is also possible that the terms of any future debt financing may restrict the payment of dividends. We presently intend to retain earnings, if any, for the development and expansion of our business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes related thereto.

Forward-Looking Statements

Statements in this Management’s Discussion and Analysis or Plan of Operations section which discuss future expectations and plans, which are to be considered forward-looking statements as defined by Section 27(a) of the Securities Act of 1933 and Section 21(e) of the Securities Exchange Act of 1934, as amended. Sentences which incorporate words such as “believes,” “intends,” “expects,” “predicts,” “may,” “will,” “should,” “contemplates,” “anticipates,” or similar statements are based upon our beliefs and expectations using the most current information available to us. In view of the fact that our discussions in this Management’s Discussion and Analysis or Plan of Operations section are based upon our estimates and beliefs concerning circumstances and events which have not yet occurred, the anticipated results are subject to changes and variations as future operations and events actually occur and could differ materially from those discussed in the forward-looking statements. Moreover, although we reasonably expect, to the best of our knowledge and belief, that the results to be achieved by us will be as set forth in the following discussion, the following discussion is not a guarantee and there can be no assurance that any of the potential results which are described will occur. Furthermore, there will usually be differences between the forecasted and actual results because events and circumstances frequently do not occur as expected, and the differences may be material. These forward-looking statements involve a number of risks and uncertainties, including, but not limited to, competition. Therefore, all investors should consult their respective counsel and advisors with respect to an understanding of our Company and its products.

For the year ended December 31, 2014, we achieved a 2.93 % operating margin, an increase of 0.71% compared to the prior year. We generated pre-tax income of $1,131,169 and net income of $807,700 on operating revenues of $38.5 million. For the year ended December 31, 2013, we generated pre-tax income of $839,802 and net income of $559,934 on operating revenues of $37.7 million.

Operating Expenses

Operating expenses decreased $809,340, or approximately 10.4%, to $7.81 million for the year ended December 31, 2014 compared to $8.62 million for the year ended December 31, 2013 primarily due to tighter control and monitoring of the expenses and reducing the number of unprofitable trade shows.

Upon the Company expanding its market share, it is anticipated that the Company’s expenses will increase significantly.

Liquidity and Capital Resources

Since our inception our operations have been primarily financed through private sales of our equity credit facilities from financial institutions. We have devoted our resources to funding the sales and development of our products. We have not incurred any operating losses in most years since our inception and we expect to continue with that positive trend.

As of December 31, 2014, we had $358,271 of cash and cash equivalents, $4,564,078 of accounts receivables and $4,760,027 of accounts payable compared to December 31, 2013, when we had $1,401,852 of cash and cash equivalents, $7,601,998 of accounts receivables and $10,920,929 of accounts payable. We believe that our existing capital resources, will be sufficient to meet our projected operating requirements for at least the next 12 months, however, we will need to raise additional capital for expansion pursuant to the money raised pursuant to this Prospectus as demand for our products increases. Based upon our expansion plan, we will need the proceeds from this offering to meet the increase in operational needs and capital requirements for product development and commercialization. Our current credit facility may be sufficient, however, the cost is too high in order to maintain year after year profitability without being interrupted by the expansion plan.

The accompanying financial statements for the twelve months ended December 31, 2014 and 2013 have been prepared on a basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Results of Operations

Year Ended December 31, 2014

The Company had net sales of $38,552,076 for the year ended December 31, 2014 compared to the net sales of $37,777,887 for the year ended December 31, 2013.

Selling, general and administrative expenses for the year ended December 31, 2014 were $7,810,804 compared to the selling, general and administrative expenses for the year ended December 31, 2013 which were $8,620,144. The aforementioned expenses directly relate to the maintenance of the Company’s operations and compliance with the Securities Exchange Act of 1934, as amended.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are no, and have not been any, disagreements between us and our accountants on any matter of accounting principles since our formation, and there are no disagreements between us and our accountants on accounting or financial disclosure matters.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We may be exposed to market risks associated with interest rates and commodity prices.

DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

Our directors and executive officers and additional information concerning them are as follows:

NAME	AGE	POSITIONS AND OFFICES HELD

Seung Woo Lee	66	Chief Executive Officer and Chairman

Kyung Min Park	66	President, Secretary and Director

Won Yong Lee	48	Chief Financial Officer and Director and President of Pacific Cedar Supply, Inc.

There are no employment agreements with the Company at this time. There are no agreements or understandings for the officers and directors to resign at the request of another person, and the above-named officers and directors are not acting on behalf of, nor will act at the direction of, any other person.

Mr. Seung Woo Lee, our Chief Executive Officer and Chairman, has been an officer since inception in 1992. From 1980 until 1989, Mr. Lee was a Director at Korea Infra Red Inc. and from 1974 until 1979, he was the Manager of Samsung Group. Mr. Lee received his Bachelors in Science in Civil Engineering from Seoul National University.

Mr. Kyung Min Park, our President and Secretary, has been an officer since inception in 1992. His prior experience of 20 years includes being an operation manager of site corporations in Europe and Canada for the Kumho & Asiana airlines group. Mr. Park received his Bachelors of Science in electronics engineering from Han Yang University.

Mr. Won Lee has been our Chief Financial Officer since 2001. In addition, Mr. Lee has been the President of Cedar Supply, Inc. since 2012 and he is our Vice President of Sales and he oversees the operations of both our factories. From 1998 to 2001, Mr. Won Lee was a Sales Manager at BNH Corporation, and from 1995 to 1998 he worked as a Director at the Princeton Academy where he managed an after school enrichment center. Mr. Lee received his Bachelors in Political Science from University of California, Berkeley.

Our management has not been involved in any legal proceedings as described in Item 401(f) of Regulation S-K.

Significant Employees

There are no persons other than our officers and directors who are expected by us to make a significant contribution to our business.

Family Relationships

There are no family relationships of any kind among our directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

Audit Committee Financial Expert

Our Board of Directors acts as the audit committee. There is no separate audit committee. We have no qualified financial expert at this time. We do intend, however, to hire a qualified expert after this offering is completed.

Compensation Committee

We do not currently have a compensation committee. We intend to establish a compensation committee in the near future.

Code of Ethics

We have adopted a Code of Ethics which is designed to ensure that our officers, directors and employees meet the highest standards of ethical conduct. The Code of Ethics requires that our officers comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our best interest. Our Board of Directors plans to revise the Code of Ethics in the future.

Involvement with certain material legal proceedings during the past five years

(1)     None of our directors, officers, significant employees or consultants have been convicted in a criminal proceeding, exclusive of traffic violations, or are subject to any pending criminal proceeding.

(2)     No bankruptcy petitions have been filed by or against any business or property of any of our directors, officers, significant employees or consultants nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3)     None of our directors, officers, significant employees or consultants have been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4)     None of our directors, officers or significant employees have been convicted of violating a federal or state securities or commodities law.

EXECUTIVE COMPENSATION

We have not entered into employment agreements or change-in-control arrangements with any of our executive officers. Each of our executive officers is an at-will employee and their employment relationship with us may be terminated at any time. We intend to enter into employment contracts with our executive officers in the future.

At the present time, we believe that the terms of our employment contracts shall be as follows. The term of the contract shall be for one year with an option to renew the contract for additional terms of up to one year. Either party may terminate the employment contract with 30 days written notice; provided however, the Company may terminate the employment of our executive officers at any time, without notice and without incurring liability which is incident to the termination, for absence without leave, neglect of job duties/responsibilities and/or behavior. Executive officers shall not engage in the acquisition, design, manufacture or marketing of any product or service which competes with the Company’s products and/or services within the State of California for a period of three years and within the United States for a period of two years. In addition, for a period of two years immediately after the termination of services, the executive officer shall not work for himself or any other entity engaged in whole or part which competes with the Company.

In accordance with the requirements of Item 402(c) of Regulation S-K of the Securities Act, set forth below is a summary compensation table.

					Long Term Compensation
	Annual Compensation				Awards		Payouts
Name and	Year	Salary	Bonus	Other Annual	Restricted	Securities	LTIP	All Other
Principal Position		($)	($)	Compensation	Stock	Underlying	Payouts	Compensation
				($)	Award(s) ($)	Options/SARS	(#)	($)
Seung Woo Lee, CEO
	2013	$360,000	0	$0	$0	0	0	$0

	2012	$360,000	0	$0	$0	0	0	$0

	2011	$360,000	0	$0	$0	0	0	$0
Kyung Min Park, President
	2013	$360,000	0	$0	$0	0	0	$0

	2012	$360,000	0	$0	$0	0	0	$0

	2011	$360,000	0	$0	$0	0	0	$0
Won Yong Lee, CFO
	2013	$120,000	0	$0	$0	0	0	$0

	2012	$120,000	0	$0	$0	0	0	$0

	2011	$120,000	0	$0	$0	0	0	$0

SECURITIES OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, we have 32,095,000 shares of Common Stock issued and outstanding.

The following table sets forth certain information regarding the beneficial ownership of our Common Stock by (i) each stockholder known to be the beneficial owner of more than 10% of our Common Stock; (ii) by each director and executive officer; and (iii) by all executive officers and directors as a group. Each of the persons named in the table has sole voting and investment power with respect to the shares beneficially owned. Also included are the shares held by all executive officers and directors as a group.

TITLE OF	NAME AND	AMOUNT OF	PERCENT OF	PERCENT OF
CLASS	ADDRESS OF	BENEFICIAL	CLASS	CLASS AFTER
	BENEFICIAL	OWNERSHIP	BEFORE THE	THE
	OWNER		OFFERING	OFFERING

Common Stock	Seung Woo Lee 6655 Knott Avenue Buena Park, CA 90620*	18,757,916	58.4%	50.6%

Common Stock	Kyung Min Park 6655 Knott Avenue Buena Park, CA 90620*	10,100,417	31.5%	27.2%

Common Stock	Won Yong Lee 6655 Knott Avenue Buena Park, CA 90620*	3,000	0%	0%

*The address is deemed to be care of the Company

There are no contracts or other arrangements which could result in a change of control.

DISCLOSURE OF COMMISSION POSITION

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will pay all costs and expenses in connection with this offering, including, but not limited to, all expenses related to the costs of preparing, reproducing or printing this registration statement, legal expenses, and other expenses incurred in qualifying or registering the offering for sale under state laws as may be necessary, as well as the fees and expenses of our attorneys and accountants.

It is anticipated that the total of all costs and expenses in connection with this offering will be approximately $414,986. This includes:

Attorney fees and expenses	$130,000[1]
Audit Fees	$200,000
SEC filing fees	$3,486
Transfer agent (6 months)	$1,500
Miscellaneous expenses	$65,000
Total	$399,986

_______________________________________
1 Estimate of attorneys fees and expenses

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 317 of the California Corporations Code provides that a corporation has the power to indemnify its present and former directors, officers, employees and agents against any expenses incurred by them in connection with any suit (with certain exceptions) to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful.

Our bylaws include provisions to eliminate the personal liability of our directors, officers, employees and other agents to the fullest extent permitted by the California Corporations Code. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the directors’ duty of loyalty to us or our shareholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend.

In addition, our bylaws provide that we may purchase and maintain insurance on behalf of our directors, officers, employees and other agents.

RECENT SALES OF UNREGISTERED SECURITIES

Not applicable.

EXHIBITS SCHEDULE

The following exhibits are filed with this registration statement:

Exhibit	Description
EX-3.(i)	Articles of Incorporation
EX-3.(ii)	By-laws
EX-5	Opinion of Mintz & Fraade P.C.
EX-10	PLH Mortgage
EX-23	Consent of Simon & Edward, LLP

UNDERTAKING

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

     The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriter at any closing specified in any underwriting agreements, certificates in such denominations and registered in such names as required by an underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, PLH Products, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buena Park in the State of California, on April 17, 2015.

PLH Products, Inc.

Signature	Title	Date

/s/ Seung Woo Lee	Chief	April 17, 2015
Seung Woo Lee	Executive
Officer,
Director

/s/ Kyung Min Park	President,	April 17, 2015
Kyung Min Park	Director

/s/ Won Yong Lee	Chief	April 17, 2015
Won Yong Lee	Financial
Officer,
Director

Independent Auditors’ Report

To the Board of Directors and Stockholder
PLH Products, Inc.
Buena Park, California

We have audited the accompanying consolidated balance sheets of PLH Products, Inc. and Subsidiaries (collectively the “Company”) as of December 31, 2014 and 2013 and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2014 and 2013, and the results of its consolidated operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Diamond Bar, California
April 4, 2015

PLH Products, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31,	2014	2013

ASSETS

Current Assets:
Cash and cash equivalents	$358,271	$1,401,852
Accounts receivable, net of allowance for doubtful accounts of $0	4,564,078	7,601,998
Inventories, net	22,507,192	21,579,321
Prepayment to vendor	681,471	787,155
Prepaid expenses and other current assets	507,665	485,989
Total current assets	28,618,677	31,856,315

Non-current Assets:
Property, plant and equipment, net	8,747,275	9,465,856
Intangible assets, net	1,142,279	1,218,649
Other assets	124,275	124,515
Total non-current assets	10,013,829	10,809,020

Total assets	$38,632,506	$42,665,335

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$4,760,027	$10,920,928
Bank overdraft	421,172	-
Dividends payable	-	46,752
Advance from customers	885,171	1,758,420
Accrued expenses	446,091	411,300
Short-term borrowings	6,641,944	7,836,785
Line of credit	3,250,000	2,800,000
Current portion of capital lease obligation	32,945	-
Current portion of mortgage and term loans	306,099	303,557
Other current liabilities	864,338	1,217,375
Total current liabilities	17,607,787	25,295,117
Capital lease obligation, net of current portion	39,821	-
Mortgage and term loans, net of current portion	4,487,655	4,794,045
FIN 48 provision	240,000	240,000
Deferred income taxes	43,608	48,019

Total liabilities	22,418,871	30,377,181

Commitments and Contingencies

Stockholders’ Equity:
Common stock, $0.0001 par value; 500,000,000 shares authorized, 32,095,000 shares issued and outstanding in 2014 and 4,672,409 shares issued and outstanding in 2013	3,210	467
Additional paid-in capital	9,151,699	6,074,442
Retained earnings	3,850,758	3,183,309
Accumulated other comprehensive income	3,207,968	3,029,936

Total stockholders' equity	16,213,635	12,288,154

Total liabilities and stockholders’ equity	$38,632,506	$42,665,335

See accompanying notes to financial statements.

PLH Products, Inc. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

Years Ended December 31,	2,014	2,013

Net sales	$38,552,076	$37,777,887

Cost of sales	28,866,046	27,414,671

Gross profit	9,686,030	10,363,216

Selling, general and administrative expenses	7,810,804	8,620,144

Income from operations	1,875,226	1,743,072

Other income (expense):
Interest expense	(821,637)	(935,580)
Gain (loss) from foreign currency transactions, net	(52,328)	112,721
Other income (expense), net	129,908	(80,411)
Total other expense, net	(744,057)	(903,270)

Income before income tax provision	1,131,169	839,802

Income tax provision	323,469	279,868

Net income	$807,700	$559,934

Comprehensive Income Statement:
Net income	807,700	559,934
Foreign currency translation adjustment	178,032	312,153

Comprehensive income	$985,732	$872,087

Earnings per share:
Basic	$0.03	$0.02
Diluted	$0.03	$0.02

Weighted average number of common shares outstanding:
Basic	30,392,931	24,467,659
Diluted	30,392,931	24,467,659

See accompanying notes to consolidated financial statements.

PLH Products, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

			Additional		Accumulated Other	Total
	Common Stock		Paid-in	Retained	Comprehensive	Stockholders'
	Shares	Amount	Capital	Earnings	Income	Equity

Balance, January 1, 2013	4,622,409	$462	$5,832,447	$2,800,375	$2,717,783	$11,351,067

Issuance of common stock	50,000	5	241,995	-	-	242,000

Foreign currency translation	-	-	-	-	312,153	312,153

Dividend	-	-	-	(177,000)	-	(177,000)

Net Income	-	-	-	559,934	-	559,934

Balance, December 31, 2013	4,672,409	467	6,074,442	3,183,309	3,029,936	12,288,154

Foreign currency translation	-	-	-	-	178,032	178,032

Reverse stock split	24,217,591	(467)	467	-	-	-

Issuance of common stocks	3,205,000	3,210	3,076,790	-		3,080,000

Dividend	-	-	-	(140,251)	-	(140,251)

Net income	-	-	-	807,700	-	807,700

Balance - December 31, 2014	32,095,000	$3,210	$9,151,699	$3,850,758	$3,207,968	$16,213,635

See accompanying notes to consolidated financial statements.

PLH Products, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2,014	2,013

Cash flows from operating activities:
Net income	$807,700	$559,934
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense - property, plant, and equipment	744,123	716,419
Amortization expense - intangible assets	67,934	44,269
Loss on disposal of property and equipment	41,667	8,875
Deferred income taxes	(4,411)	(5,477)
Changes in assets and liabilities:
Accounts receivable	3,037,920	(1,459,254)
Inventories	(1,307,583)	(848,489)
Prepayment to vendor	105,684	(2,847,814)
Prepaid expenses and other current assets	2,117	(49,073)
Deposits and other assets	50,844	71,590
Accounts payable	(5,609,633)	4,193,118
Accrued expenses and other liabilities	(309,179)	(207,465)
Advance from customers	(865,406)	455,417
Net cash provided by (used in) operating activities	(3,238,223)	632,050

Cash flows from investing activities:
Loan receivable	(26,126)	-
Purchases of property and equipment	(92,503)	(133,927)
Net cash provided by (used in) investing activities	(118,629)	(133,927)

Cash flows from financing activities:
Borrowings under line of credit, net	450,000	1,550,000
Borrowings under (repayments on) short-term borrowings, net	(1,137,910)	(1,558,844)
Repayments on mortgage and term loans, net	(303,848)	(236,315)
Issuance of common stock	3,080,000	242,000
Dividend distribution	(187,001)	(177,000)
Bank overdraft	421,172	-
Net cash provided by (used in) financing activities	2,322,413	(180,159)

Effect of exchange rate changes on cash	(9,142)	(50,708)

Net increase (decrease) in cash	(1,043,581)	267,256

Cash and cash equivalents – beginning of year	1,401,852	1,134,596

Cash and cash equivalents – end of year	$358,271	$1,401,852

Supplemental disclosures of cash flow information
Cash paid during the years for:
Interest	$902,038	$935,580
Income taxes	$133,960	$284,507

See accompanying notes to consolidated financial statements.

PLH Products, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	PRESENTATION AND NATURE OF OPERATIONS

PLH Products, Inc. and Subsidiaries, established and incorporated on September 2, 1992, a California corporation (collectively the “Company”), manufactures and distributes saunas. The Company’s corporate office is located in Buena Park, California. The Company has manufacturing facilities located in China. The Company sells a full range of saunas under brand names, Health Mate, Sun Spirit, Healspa, Aroma Steam, and Fin Heaven to distributors, retailers, and end-users.

The Company has two wholly owned subsidiaries as follows:

•	Pacific Cedar Supply, Ltd. (Yantai, China) – Provides designing and manufacturing of Infra-Red Home Saunas; and
•	Pacific Cedar Supply, Inc. (Yantai, China) – Provides designing and manufacturing of specialty wood of Western Canadian Red Cedar and other wood type products.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FASB Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) (issued FASB Accounting Standards Codification (“ASC”) 105-10 (formerly Statement of Financial Accounting Standard (“SFAS”) No. 168), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. ASC 105-10 became the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernment entities. It also modifies the GAAP hierarchy to include only two levels of GAAP; authoritative and non-authoritative. ASC 105-10 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASC 105-10 did not have a material impact on the Company’s consolidated financial statements.

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, which is based on the accrual method of accounting.

The consolidated financial statements include the accounts of wholly owned subsidiaries. All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

Reverse Merger

On May 21, 2014, Dardanos filed Articles of Merger and Plan of Merger with the Secretary of State of Delaware to merge with the Company and change domicile from Delaware to California by means of a merger with and into a California corporation. The Articles of Incorporation and Bylaws of the California Corporation are the Articles of Incorporation and Bylaws of the surviving corporation. Such Articles of Incorporation maintained the Company’s corporate name of PLH Products, Inc. and modified the Company’s capital structure to allow for the issuance of up to 500,000,000 shares of $0.0001 par value common stock and up to 20,000,000 shares of $0.0001 par value preferred stock. Although the merger documents were filed in Delaware on May 21, 2014, the Secretary of State of Delaware required completion of certain documents in order to issue a tax clearance certificate to complete the merger. The required tax clearance was not issued until June 10, 2014 which formally completed the domicile relocation to California.

PLH Products, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reverse Merger (continued)

The acquisition was accounted for as a “reverse merger” and recapitalization since the stockholder of PLH Products, Inc. and Subsidiaries owned all of the outstanding shares of the common stock immediately following the completion of the transaction, the stockholders of PLH Products, Inc. and Subsidiaries have the significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and PLH Products, Inc. and Subsidiaries’ senior management will dominate the management of the combined entity immediately following the completion of the transaction in accordance with the provision of ASC 805, “Business Combinations”. Accordingly, PLH Products, Inc. and Subsidiaries will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of PLH Products, Inc. and Subsidiaries. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of PLH Products, Inc. and Subsidiaries and are recorded at the historical cost basis of PLH Products, Inc. and Subsidiaries. Dardanos’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of PLH Products, Inc. and Subsidiaries after consummation of the acquisition.

As a result of reverser merger, the Company issued additional shares due to stock split to existing shareholders. As a result of stock split, the Company retrospectively restated previous period as an equivalent charge.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, collection is reasonably assured and delivery of products has occurred or services have been rendered. Customer payments received prior to the recognition of revenue are recorded as advance from customers.

Advertising Expense

Costs associated with advertising and promotions are expensed as incurred. Advertising and promotion expense amounted to $22,060 and $48,796 for the years ended December 31, 2014 and 2013, respectively.

Shipping and Handling Costs

The Company records all charges for outbound shipping and handling as revenue. All outbound shipping and handling costs are included in selling, general, and administrative expenses. The Company incurred $735,952 and $894,139 of outbound shipping and handling costs for the years ended December 31, 2014 and 2013, respectively.

PLH Products, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable are carried at original invoice amount less the allowance for doubtful accounts based on a review of all outstanding amounts at year end. Management determines the allowance for doubtful accounts based on a combination of write-off history, aging analysis, and any specific known troubled accounts. Trade receivables are written off when deemed uncollectible.

Inventories

Inventories include finished goods, work-in-process, and raw materials and are stated at the lower of cost or market, cost being determined on the weighted average costing method which approximates actual cost. The Company maintains an allowance for potentially excess and obsolete inventories and inventories that are carried at costs that are higher than their estimated net realizable values.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Building	39 years
Furniture and fixtures	5-8 years
Machinery and equipment	4-5 years
Vehicles	4-5 years

Leasehold improvements are amortized over the lesser of the useful lives of the improvements, the related lease term, or the life of the building.

Intangible Assets

Intangible assets are recorded at cost and are amortized over their useful lives as follows:

Land usage rights	50 years
Trademark usage rights	10 years
Software licenses	4-10 years

Warranties

We provide a warranty for one year which is covered by our vendors and manufacturers under purchase agreements between the Company and the vendors. In general, these products are shipped directly from our vendors to our customers. As a result, we believe we do not have any net warranty exposure and do not accrue any warranty expenses. Historically, the Company has not experienced any material net warranty expenditures.

Foreign Currency Translation

The Company translates the assets and liabilities of its non-U.S. functional currency subsidiaries into dollars at the current rates of exchange in effect at the end of the reporting period. Revenues and expenses are translated at average current rates during the reporting period. Translation adjustments are included in accumulated other comprehensive income as a separate component of stockholders’ equity.

PLH Products, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk and Risk Factors

The Company maintains its cash and cash equivalents with various major financial institutions. At times, cash and cash equivalents may be in excess of federally insured limits. The Company maintains two cash accounts located in Southern California. All funds in a non-interest bearing transaction account are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2010 through December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. Beginning January 01, 2013, the Federal Deposit Insurance Corporation (FDIC) will no longer provide unlimited deposit coverage to funds in a non-interest bearing transaction account. The standard insurance amount is $250,000 per deposits under the FDIC's general deposit insurance rules. At December 31, 2014 and 2013, the Company did not have uninsured cash balance.

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and other receivables arising from its normal business activities. The Company has a diversified customer base. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable related credit risk exposure beyond such allowance is limited.

The Company does not have any concentrations of customers or vendors as of the year end. The Company provides credit to customers in the normal course of business. Collateral is not required for trade receivables, but evaluations of customer’s credit and financial conditions are performed periodically. The Company has not experienced any significant bad debt expense from customers.

Fair Value of Financial Instruments

The fair values of the Company’s trade accounts receivable, income taxes receivable/payable, accounts payable, accrued expenses and other current liabilities approximate their carrying values due to the relatively short maturities of these instruments. The carrying value of the Company’s short and long term debt approximates fair value based on management’s best estimate of the interest rates that would be available for similar debt obligations having similar terms at the balance sheet date.

Impairment of Long-Lived Assets

The Company, in accordance with ASC 360, Property, Plant, and Equipment, reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment indicators were identified by the Company and no impairment losses were recorded by the Company during the years ended December 31, 2014 and 2013.

PLH Products, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company follows ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted ASC 740-10-25 on January 1, 2009, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company recognized $240,000 of additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25 which resulted in a retained earnings adjustment as of beginning of the year for the years ended December 31, 2014 and 2013.

Segment Reporting

Accounting Standards Codification (“ASC”) Topic 280, “Segment Reporting,” requires public companies to report financial and descriptive information about their reportable operating segments. The Company identifies operating segments based on how management internally evaluates separate financial information, business activities and management responsibility. Accordingly, the Company has one reportable segment, consisting of the sauna and wood related businesses.

The Company generates revenues from four geographic areas, consisting of the United States, Europe, and Asia. The following enterprise-wide disclosure is prepared on a basis consistent with the preparation of the consolidated financial statements. The following table contains certain financial information by geographic area:

December 31,	2014	2013

Net sales:
United States	$21,198,125	$19,228,056
Europe	8,686,216	11,280,129
Asia	8,667,735	7,269,702

Total net sales	$38,552,076	$37,777,887

Long-lived assets, net:
United States	$2,957,593	$3,028,774
Europe	-	-
Asia	7,056,236	7,780,245
Total long-lived assets, net	$10,013,829	$10,809,019

PLH Products, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently issued accounting pronouncements

In March 2013, the Financial Accounting Standards Board ("FASB") issued ASU 2013-05, Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. This guidance requires a reporting entity that ceases to have a controlling financial interest in a business with a foreign entity, other than a sale of in substance real estate or conveyance of oil and gas mineral rights, to release any related cumulative translation adjustment into net income. The guidance is effective for fiscal years beginning after December 15, 2013. The Company adopted this guidance effective January 1, 2014, and it did not have a significant impact on the Company’s financial statements.

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This guidance limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity’s operations and financial results. The amendments also require expanded disclosures for discontinued operations with more information about the assets, liabilities, revenues, and expenses of discontinued operations. The amendments also require an entity to disclose the pretax profit or loss attributable to a disposal of an individually significant component of an entity that does not qualify for discontinued operations reporting. The guidance is effective for disposals (or classifications as held for sale) occurring in fiscal years beginning after December 15, 2014 and should be applied prospectively. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU supersedes most of the existing guidance on revenue recognition in Accounting Standards Codification ("ASC") Topic 605, Revenue Recognition and establishes a broad principle that would require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this principle, an entity identifies the contract with a customer, identifies the separate performance obligations in the contract, determines the transaction price, allocates the transaction price to the separate performance obligations and recognizes revenue when each separate performance obligation is satisfied. The guidance is effective for fiscal years beginning after December 15, 2016 and is to be applied retrospectively at the entity's election either to each prior reporting period presented or with the cumulative effect of application recognized at the date of initial application. Early adoption is not permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition of the award. A reporting entity should apply existing guidance in ASC Topic 718, Compensation-Stock Compensation, as it relates to such awards. The guidance is effective for fiscal years beginning after December 15, 2015, and may be applied either prospectively or retrospectively. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s financial statements.

PLH Products, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

3.	INVENTORIES

Inventories consisted of the following:

December 31,	2014	2013

Raw materials	$8,180,938	$9,490,297
Work-in-progress	7,186,242	5,050,926
Finished goods	7,140,012	7,038,098

Total inventories	$22,507,192	$21,579,321

4.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31,	2014	2013

Land	$1,777,116	$1,777,116
Building	8,197,271	8,282,939
Furniture and fixtures	184,630	152,840
Machinery and equipment	4,453,992	4,393,873
Vehicles	1,361,358	1,675,173
Leasehold improvements	61,142	60,742

Total property, plant and equipment	16,035,509	16,342,683
Less – accumulated depreciation and amortization	(7,288,234)	(6,876,828)

Total property, plant and equipment, net	$8,747,275	$9,465,855

Depreciation and amortization expense on property, plant, and equipment amounted to approximately $744,123 and $716,419 for the years ended December 31, 2014 and 2013, respectively.

5.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

December 31,	2014	2013

Land use rights	$1,280,384	$1,289,844
Trademark usage rights	303,456	304,432
Software license	48,556	37,034

Total intangible assets	1,632,396	1,631,310
Less – accumulated amortization	(490,117)	(412,661)

Intangible assets, net	$1,142,279	$1,218,649

PLH Products, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

5.	INTANGIBLE ASSETS (continued)

For the years ended December 31, 2014 and 2013, amortization expense was $67,934 and $44,269, respectively. Estimated future intangible amortization as of December 31, 2014 for each of the next five years is as follows:

Years ending December 31,	Amount
2015	$78,704
2016	43,306
2017	31,210
2018	31,210
2019	31,210
Thereafter	926,639

Total	$1,142,279

6.	Capital Lease Obligation

The Company leases certain equipment under capital leases, which require total monthly lease payments of approximately $2,800. The leases have interest rates of approximately 11.0% and expire on various dates through January 2019. The aggregate future payments under the capital lease obligations are as follows:

Years ending December 31,	Amount
2015	$32,945
2016	32,945
2017	8,908
2018	8,908
2019	1,838
Total	85,544
Less – portion representing interest	(12,778)
Total	72,766
Less – non-current portion	(39,821)

Current portion of capital lease obligation	$32,945

7.	LINE OF CREDIT

The Company retains a revolving line of credit with a financial institution. The Company renewed its revolving line of credit with a financial institution on November 21, 2014. The line of credit has a maximum outstanding aggregate loan balance not to exceed $3,250,000 in 2014. At December 31, 2014, the line of credit provides for variable interest based on the bank’s prime rate plus 0.75% (4.00% at December 31, 2014), payable monthly, with a maturity date of December 1, 2015. Borrowings under the line of credit are collateralized by the Company’s inventories and equipment. The Company had unused line of credit of $0 and outstanding balance of $3,250,000. The Company did not have any standby letters of credit as of December 31, 2014. Total interest expense was $110,091 for the year ended December 31, 2014.

PLH Products, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

7.	LINE OF CREDIT (continued)

At December 31, 2013, the renewed line of credit has a maximum outstanding aggregate loan balance not to exceed $3,250,000. The line of credit provides for variable interest based on the bank’s prime rate plus 0.75% or a floor of 4.00% (4.00% at December 31, 2013), payable monthly, with a maturity date of November 21, 2014. Borrowings under the line of credit are collateralized by the Company's inventories and equipment. At December 31, 2013, the Company had unused line of credit of $450,000 and an outstanding balance of $2,800,000. Total interest expense was $63,708 for the year ended December 31, 2013.

The Company is required to comply with certain financial covenants under the line of credit agreement. The Company was in compliance as of December 31, 2014 and 2013.

8.	SHORT-TERM BORROWINGS

December 31,	2014	2013

The short-term loan agreement is renewed annually each October 31st of the year. Monthly interest only payable to a bank with unpaid interest and principal payable at a maturity date of October 30, 2015, secured by building and land use right of Pacific Cedar Supplies, Ltd., interest rate at 115% of bench mark rate of 5 years and above (7.07% and 7.53% at December 31, 2014 and 2013).	$3,730,328	$3,921,491

The short-term loan agreement is renewed annually each July 26th of the year. Monthly interest only payable to a bank with maturity date of July 25, 2015, secured by cash balance of Pacific Cedar Supplies, Inc., interest rate at three months LIBOR plus 5.0% (5.24% and 5.25% at December 31, 2014 and 2013, respectively).	-	748,090

The short-term loan agreement is renewed annually each May 31st of the year. Monthly interest only payable to a bank with maturity date of May 30, 2015, secured by substantially all of the assets of Pacific Cedar Supplies, Inc., interest rate at three months LIBOR plus 5.7% (5.94% and 5.746% and at December 31, 2014 and 2013, respectively).	626,046	698,217

The short-term loan agreement is renewed annually each August 12th of the year with an upper limit amount to $2,000,000 with maturity date of August 8, 2015, secured by trade accounts receivable of Pacific Cedar Supplies, Inc., interest rate at three months LIBOR plus 6.0% (6.24% and 6.25% and at December 31, 2014 and 2013, respectively).	894,353	997,453

The short-term loan agreement is renewed annually each November 29th of the year with an upper limit amount to $1,400,000 with maturity date of November 28, 2015, secured by substantially all of the assets of Pacific Cedar Supplies, Inc., interest rate at three months LIBOR plus 5.5% (5.74% and 5.5% and at December 31, 2014 and 2013, respectively).	1,391,217	1,396,434

Non-interest bearing borrowings due on demand	-	75,100

Total short-term borrowings	$6,641,944	$7,836,785

PLH Products, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Total interest expense under short-term borrowings was $453,186 and $602,932 for the years ended December 31, 2014 and 2013, respectively.

9.	MORTGAGE AND TERM LOANS

Mortgage and term loans consisted of the following:

December 31,	2014	2013

Note payable on a monthly basis (principal and interest) to a bank under a mortgage loan agreement dated November 21, 2013 with maturity date of November 21, 2020, secured by the Company’s building and land, interest rate at bank’s prime rate plus 0.75% or a floor of 4.00 (4.00% and 4.00% at December 31, 2014 and 2013, respectively).	$3,268,725	$3,348,505

The term loan agreement mentioned above was refinanced on November 21, 2013. Under the refinanced term loan agreement, note payable on a monthly basis (principal and interest) to a bank with maturity date of November 21, 2020, secured by substantially all of the assets of the Company, interest rate at bank’s prime rate plus 0.75% or a floor of 4.00 (4.00% and 4.00% at December 31, 2014 and 2013, respectively).	1,525,029	1,749,097

Total mortgage and term loans	4,793,754	5,097,602
Less – long term portion	(4,487,655)	(4,794,045)

Current portion of mortgage and term loans	$306,099	$303,557

Total interest expense under mortgage and term loans was $201,133 and $268,941 for the years ended December 31, 2014 and 2013, respectively. The aggregate future payments under the bank loan payable are as follows:

Years ending December 31,	Amount

2015	$306,099
2016	328,652
2017	342,739
2018	356,900
2019	371,647
Thereafter	3,087,717

Total	$4,793,754

The Company is required to comply with certain financial covenants under the mortgage and term loan agreements. The Company was in compliance as of December 31, 2014 and 2013.

PLH Products, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

10.	INCOME TAX

The provision (benefit) for income taxes for the years ended December 31, 2014 and 2013 consisted of the following:

December 31,	2014	2013
Current:
Federal	$191,137	$138,427
State	58,249	41,284
Foreign	78,494	105,634
Total	327,880	285,345

Deferred:
Federal	(3,501)	(4,347)
State	(910)	(1,130)
Total	(4,411)	(5,477)

Provision for income taxes	$323,469	$279,868

The Company’s deferred income tax (liability) asset consisted of the following:

December 31,	2014	2013
Current deferred income tax (liabilities) assets:
Depreciation and amortization	$(43,608)	$(48,019)
Total	$(43,608)	$(48,019)

On January 1, 2009, the Company adopted the provision of ASC 740 related to accounting for uncertain tax positions. It requires that the Company recognize the impact of a tax position in the Company’s financial statement if the position is more likely than not of being sustained upon examination on the technical merits of the position. The adoption of this new accounting policy resulted in a retained earnings adjustment of $240,000 as of beginning of the year.

The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company has not recognized any interest on the unrecognized tax benefits as they are immaterial. Management believes no material change to the amount of unrecognized tax benefits will occur within the next twelve months.

Tax years 2010 and year thereafter are open for tax examination by federal and years 2009 and thereafter are open for state.

PLH Products, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

11.	COMMITMENT AND CONTINGENCIES

The Company leases certain automobiles under operating leases. The future minimum lease payments under these operating leases are as follows as follows:

Years ending December 31,	Amount
2015	$4,150
Total	$4,150

The Company is subject to various legal proceedings from time to time as part of its business. As of December 31, 2013, the Company was not currently party to any legal proceedings or threatened legal proceedings, the adverse outcome of which, individually or in the aggregate, it believes would have a material adverse effect on its business, financial condition and results of operations.

12.	RETIREMENT PLAN

The Company has a 401(k) defined contribution retirement benefit plan for the U.S. employees. Contributions by the Company to the retirement plan and expense recognized for the years ended December 31, 2014 and 2013 was $32,880 and $34,805, respectively.

13.	SUBSEQUENT EVENTS

The Company evaluated all events or transactions that occurred after December 31, 2014 up through the date the financial statements were issued. During these periods, the Company did not have any material recognizable subsequent events required to be disclosed as of and for the year ended December 31, 2014.